FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

American Home Mortgage Securities LLC	**0001277605**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 22, 2005 Series 2005-1	**333-121581**

Name of Person Filing the Document
(If Other than the Registrant)



05048963


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
185
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN HOME MORTGAGE SECURITIES LLC.



By:______________________________
Name: Alan B. Horn
Title: Executive Vice President

Dated: March 23, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


American Home Mortgage

$3,327,875,000

American Home Mortgage Investment Trust 2005-1
Mortgage Backed Notes, Series 2005-1,
Groups I - VII

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, NA
RMBS Master Servicer/Securities Administrator

Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Citigroup Global Markets Inc.
UBS Investment Bank
Underwriters

All Statistical Information based upon Information as of March 1, 2005.

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Bear, Stearns & Co. Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$3,327,875,000

American Home Mortgage Securities, LLC

Mortgage Backed Notes, Series 2005-1, Groups I - VII

Class	Size (1)	Expected Rating S&P/Mdys	Credit Enhance% (1)(2)	Note Interest Rate	WAL (12)	Collateral	Note Type
Group 1-7 Offered Notes							
I-A-1	$284,314,000	AAA/Aaa	44.47%	LIBOR (3)	2.98	MTA Neg Am ARMs	Group 1 Senior
I-A-2	$118,464,000	AAA/Aaa	21.33%	LIBOR (3)	2.98	MTA Neg Am ARMs	Group 1 Senior Mezz.
I-A-3	$71,078,000	AAA/Aaa	7.45%	LIBOR (3)	2.98	MTA Neg Am ARMs	Group 1 Senior Mezz.
II-A-1	$274,395,000	AAA/Aaa	16.71%	LIBOR (4)(6)	2.96	Conforming ARMs	Group 2 Senior
II-A-2	$30,489,000	AAA/Aaa	7.45%	LIBOR (4)(6)	2.96	Conforming ARMs	Group 2 Senior Mezz.
III-A-1	$285,346,000	AAA/Aaa	16.30%	LIBOR (5)	2.97	Non-Conforming ARMs	Group 3 Senior
III-A-2	$31,706,000	AAA/Aaa	7.45%	LIBOR (5)	2.97	Non-Conforming ARMs	Group 3 Senior Mezz.
IV-A-1	$141,750,000	AAA/Aaa	10.00%	FIXED (6)(7)	1.92	Conforming 3/1 Hybrids	Group 4 Senior
IV-A-2	$4,016,000	AAA/Aaa	7.45%	FIXED (6)(7)	1.92	Conforming 3/1 Hybrids	Group 4 Senior Mezz.
V-A-1	$128,250,000	AAA/Aaa	10.00%	FIXED (8)	1.93	Non-Conforming 3/1 Hybrids	Group 5 Senior
V-A-2	$3,634,000	AAA/Aaa	7.45%	FIXED (8)	1.93	Non-Conforming 3/1 Hybrids	Group 5 Senior Mezz.
VI-A	$1,143,298,000	AAA/Aaa	7.45%	FIXED (6)(9)	2.27	Conforming 5/1 Hybrids	Group 6 Senior
VII-A-1	$585,603,000	AAA/Aaa	10.00%	FIXED (10)	2.26	Non-Conforming 5/1 Hybrids	Group 7 Senior
VII-A-2	$16,592,000	AAA/Aaa	7.45%	FIXED (10)	2.26	Non-Conforming 5/1 Hybrids	Group 7 Senior Mezz.
M-1	$144,910,000	AA+/NR	3.15%	LIBOR (11)	4.67	Groups 1-7	Crossed Subordinate
M-2	$45,495,000	AA/NR	1.80%	LIBOR (11)	4.66	Groups 1-7	Crossed Subordinate
M-3	$11,795,000	AA-/NR	1.45%	LIBOR (11)	4.60	Groups 1-7	Crossed Subordinate
Non Offered Securities							
M-4	$6,740,000	A/NR	1.25%	LIBOR (11)	Info Not Provided	Groups 1-7	Crossed Subordinate
M-5	$6,740,000	A-/NR	1.05%	LIBOR (11)		Groups 1-7	Crossed Subordinate
M-6	$6,740,000	BBB+/NR	0.85%	LIBOR (11)		Groups 1-7	Crossed Subordinate
M-7	$6,740,000	BBB/NR	0.65%	LIBOR (11)		Groups 1-7	Crossed Subordinate
M-8	$5,055,000	BBB-/NR	0.50%	LIBOR (11)		Groups 1-7	Crossed Subordinate
B	$5,055,000	BB/NR	0.35%	LIBOR (11)		Groups 1-7	Crossed Subordinate
N	Notional	Information Not Provided					NIM
Trust Cert	Notional						Trust Certificate

- Prepayment Pricing Speed Assumption is 25% CPR.
- Notes are subject to a variance of +/- 10%
- The Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes will settle flat.
- The Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes will accrue interest on an Actual/360 basis.
- The Trust will include Group 8 and Group 9. No cash from Group 9 will be available to pay the Group 1-8 Offered Notes. Excess Cashflow from Mortgage Loan Groups 1 through 7 will be available to some extent to pay the Group 8 Notes, and vice versa, as described in this term sheet and further in the prospectus supplement. Excess Cashflow from Mortgage Loan Group 1 through 7 will not be available to pay the Group 9 Notes.
- It is expected that the Mortgage Loan Seller, or its affiliates, will retain the Trust Certificates.

(1) The class sizes and related credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC level and OC Target amount for the Group 1-7 Notes will equal 0.35% of the Cut-Off Date unpaid principal balance of the related mortgage loans plus the related pre-funded amount. Excess spread will be applied to pay principal, resulting in a limited acceleration of the Notes, in order to maintain the OC level at the OC Target.

(3) The Note Interest Rate for the Class I-A-1, Class I-A-2 and Class I-A-3 Notes (collectively, the "Class I-A Notes") will be a floating rate based on the least of (i) One-Month LIBOR plus 0.22%, 0.28% and 0.31%, respectively, and (ii) a maximum note interest rate of 11.00%, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A-1, Class I-A-2 and Class I-A-3 Notes will increase to 2 times the original margin.

(4) The Note Interest Rate for the Class II-A-1 and Class II-A-2 Notes (collectively, the "Class II-A Notes") will be a floating rate based on the least of (i) One-Month LIBOR plus 0.21% and 0.28%, respectively, and (ii) a maximum note interest rate of 11.00%, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class II-A-1 and Class II-A-2 Notes will increase to 2 times the original margin.

(5) The Note Interest Rate for the Class III-A-1 and Class III-A-2 Notes (collectively, the "Class III-A Notes") will be a floating rate based on the least of (i) One-Month LIBOR plus 0.22% and 0.29%, respectively, and (ii) a maximum note interest rate of 11.00%, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class III-A-1 and Class III-A-2 Notes will increase to 2 times the original margin.

(6) The Group 2, Group 4 and Group 6 mortgage loans are all conforming balance mortgage loans.

(7) Up to and including the payment date in February 2008, the Note Interest Rate for the Class IV-A-1 and Class IV-A-2 Notes (collectively, the "Class IV-A Notes") will be a fixed rate equal to 4.992% subject to the related Available Funds Rate described herein. After the payment date in February 2008, the Class IV-A Notes will have a Note Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 2.00%, (ii) 11.00% and (iii) the Available Funds Rate.

(8) Up to and including the payment date in February 2008, the Note Interest Rate for the Class V-A-1 and Class V-A-2 (collectively, the "Class V-A Notes") Notes will be a fixed rate equal to 5.001% subject to the related Available Funds Rate described herein. After the payment date in February 2008, the Class V-A Notes will have a Note Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 2.00%, (ii) 11.00% and (iii) the Available Funds Rate.

(9) Up to and including the payment date in February 2010, the Note Interest Rate for the Class VI-A Notes will be a fixed rate equal to 5.294% subject to the related Available Funds Rate described herein. After the payment date in February 2010, the Class VI-A Notes will have a Note Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 2.00%, (ii) 11.00% and (iii) the Available Funds Rate.

(10) Up to and including the payment date in February 2010, the Note Interest Rate for the Class VII-A-1 and Class VII-A-2 Notes (collectively, the "Class VII-A Notes") will be a fixed rate equal to 5.292% subject to the related Available Funds Rate described herein. After the payment date in February 2010, the Class VII-A Notes will have a Note Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 2.00%, (ii) 11.00% and (iii) the Available Funds Rate.

(11) The Note Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Notes (collectively, the "Class M Notes") and the Class B Notes will be a floating rate based on the least of (i) One-Month LIBOR plus 0.57%, 0.60%, 0.70%, 0.85%, 1.00%, 2.00%, 2.00%, 2.10% and 3.00%, respectively, and (ii) a maximum note interest rate of 11.00%, each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class M and Class B Notes will increase to 1.5 times the original margin.

(12) WALs are calculated at the pricing speed of 25% CPR to the 10% Optional Termination.

Collateral Description

- Conventional, one- to four-family, hybrid and adjustable-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit V attached hereto.
- Approximately 43.95%, 100.00%, 0.00%, 100.00%, 0.00%, 100.00%, and 0.00% of the mortgage loans in loan groups 1, 2, 3, 4, 5, 6 and 7 respectively and 57.66% of the total mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 5.56% of the mortgage loans have a loan-to-value ratio greater than 80%.
- Approximately 0.04% of the mortgage loans have an loan-to-value greater than 80% and do not have MI.
- As of the Cut-Off Date, none of the mortgage loans will be greater than 30-days delinquent.
- Approximately 74.08% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Notes by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

LOAN GROUP DESCRIPTION

- Group 1 – *MTA Neg Am ARMs.*
- Group 2 – *Conforming 2 Yr. Hybrid, 1-Yr, 6-Mo., and 1 Mo. LIBOR/CMT ARMs.*
- Group 3 – *Non Conforming 2 Yr. Hybrid, 1-Yr, 6-Mo., and 1 Mo. LIBOR/CMT ARMs*
- Group 4 – *Conforming 3Yr. Hybrid.*
- Group 5 – *Non Conforming 3Yr. Hybrid.*
- Group 6 – *Conforming 5 Yr Hybrid ARMs.*
- Group 7 – *Non Conforming 5 Yr Hybrid ARMs.*

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
Group 1	15.33	1.471	1.167	371	2.999	2.695	0.000	0.000	10.048	1
Group 2	9.76	5.402	5.035	359	3.165	2.798	2.549	1.443	11.223	16
Group 3	10.15	5.193	4.942	359	2.783	2.533	2.407	1.583	11.337	14
Group 4	5.00	5.630	5.256	359	3.560	3.187	2.647	1.353	10.990	35
Group 5	4.55	5.563	5.312	359	2.859	2.607	2.502	1.498	11.061	35
Group 6	36.16	5.913	5.540	359	3.228	2.855	4.994	1.347	10.916	59
Group 7	19.05	5.687	5.435	359	2.866	2.614	4.989	1.690	10.683	59
Group 1-7 Totals:	**100.00**	**5.036**	**4.715**	**361**	**3.073**	**2.751**	**4.193**	**1.470**	**10.821**	**39**

Summary of Terms:

Depositor: American Home Mortgage Securities, LLC.

RMBS Master Servicer/Securities Administrator: Wells Fargo Bank, N.A.

RMBS Servicer: The mortgage loans are serviced by American Home Mortgage Servicing, Inc. (servicing operations are expected to move from Maryland to Texas by July 31, 2005).

Underwriters: Bear, Stearns & Co. Inc. (lead manager) and Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Investment Bank (co-managers).

Custodian: Deutsche Bank National Trust Company.

Indenture Trustee: Deutsche Bank National Trust Company.

Owner Trustee: Wilmington Trust Company.

Rating Agencies: Standard & Poor's and Moody's Investors Service.

Cut-off Date: March 1, 2005.

Settlement Date: March 23, 2005.

Payment Date: 25th day of each month (or the next business day), commencing April 2005.

Optional Clean-Up Call: The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans in Groups 1-8 as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-7 mortgage loans and Group 8 mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of such group as of the Cut-Off Date plus amounts on deposit in the related prefunding accounts as provided for in the prospectus supplement.

Negative Amortization: The Group 1 mortgage loans are subject to negative amortization. For any payment date, the Group 1 Principal Remittance Amount will be reduced by any negative amortization on such loans until reduced to zero. Any additional negative amortization in excess of the Group 1 Principal Remittance Amount will constitute an "Additional Negative Amortization Principal Amount."

Group 1, Group 2, Group 3, Group 4, Group 5, Group 6 and Group 7 Prefunding Accounts: On the Closing Date cash in the estimated amounts of approximately \$103,659,226; \$67,851,671; \$69,923,738; \$20,887,691; \$24,933,830; \$259,995,511 and \$143,164,537 will be deposited into the Group 1, Group 2, Group 3, Group 4, Group 5, Group 6 and Group 7 Prefunding Accounts, respectively, but in no case more than 25% of the related total mortgage loan group as of the Cut-Off Date, and thereafter used to purchase additional related mortgage loans during the period ending no later than June 30, 2005 (the "Pre-Funding Period"). Any balance remaining in the Prefunding Accounts after the end of the Pre-Funding Period will be distributed as principal to the related Class A Notes on the following Payment Date.

Registration: The Offered Notes will be available in book-entry form through DTC.

Denominations: The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.

Federal Tax Treatment: The Offered Notes will be characterized as debt for federal income tax purposes.

ERISA Considerations: The Notes, other than the Class B Notes, generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Notes.

SMMEA Eligibility: The Notes, other than the Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The RMBS Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee.

Servicing Fee: With respect to each mortgage loan and any payment date, the fee payable to the RMBS Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the stated principal balance of such mortgage loan as of the first day of the related Due Period.

Accrual Period: The "accrual period" for all of the Classes of Notes except the Class IV-A, Class V-A, Class VI-A and Class VII-A Notes will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "accrual period" for the Class IV-A, Class V-A, Class VI-A and Class VII-A Notes will be the calendar month preceding the month in which the payment date occurs, beginning in April 2005. The Securities Administrator will calculate interest on all of the Classes of Notes except the Class IV-A, Class V-A, Class VI-A and Class VII-A Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class IV-A, Class V-A, Class VI-A and Class VII-A Notes on a 30/360 basis.

Credit Enhancement for the Group 1-7 Notes: Subordination (includes initial OC):

Initially, 7.45% for the Group 1-7 Senior Notes, 3.15% for the Class M-1 Notes, 1.80% for the Class M-2 Notes, 1.45% for the Class M-3 Notes, 1.25% for the Class M-4 Notes, 1.05% for the Class M-5 Notes, 0.85% for the Class M-6 Notes, 0.65% for the Class M-7 Notes, 0.50% for the Class M-8 Notes and 0.35% for the Class B Notes.

- Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately 50 bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on all the Group 1-7 Notes and to replenish OC as needed.

Available Funds

For any Payment date and with respect to each Loan Group, will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Servicer for such Payment date in respect of the mortgage loans in the related Loan Group, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments and (4) amounts transferred from the related Interest Coverage Account and, at the end of the Prefunding Period, any excess amounts transferred from the related Pre-Funding Account, and (5) interest earned on amounts on deposit in the related Pre-Funding Account, net of (x) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Servicer, the Securities Administrator, the Indenture Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the Payment account.

Accrued Note Interest:

For any payment date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such payment date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.

Available Funds Rate:

On any Payment Date and any class of Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A or Class VII-A Notes, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates on the related mortgage loans included in the trust as of the end of the prior Due Period, weighted on the basis of the Stated Principal Balances thereof as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) in the case of the Class I-A, Class II-A and Class III-A Notes only, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the related Adjustment Fraction. In addition, the Available Funds Rate with respect to the Class I-A Notes will be reduced by the Additional Negative Amortization Principal Amount, expressed as a percentage of the aggregate Note Principal Balance of the Class I-A Notes. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

On any Payment Date and any class of Class M or Class B Notes, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the mortgage loans in Loan Group I, Loan Group II, Loan Group III, Loan Group IV, Loan Group V, Loan Group VI and Loan Group VII included in the trust as of the end of the prior Due Period, weighted on the basis of the Stated Principal Balances thereof as of the end of the prior Due Period, weighted in proportion to the results of subtracting from the aggregate Stated Principal Balance of the mortgage loans of Loan Group I, Loan Group II, Loan Group III, Loan Group IV, Loan Group V, Loan Group VI and Loan Group VII, the aggregate Note Principal Balance of the related Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A and Class VII-A Notes, respectively, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the related Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

Adjustment Fraction: For any Payment Date with respect to the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A, Class VII-A, Class M and Class B Notes, a fraction, (x) the numerator of which is the aggregate Stated Principal Balance of the Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A, Class VII-A, Class M and Class B Notes immediately prior to that Payment Date.

Principal Remittance Amount: For any payment date and any loan group or the mortgage loans in the aggregate, as applicable, the sum of (a) the principal portion of all scheduled monthly payments on the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of mortgage loans in the related loan group during the preceding calendar month, (c) any amount remaining on deposit in the related Pre-Funding Account at the end of the Prefunding Period; and (d) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans.

Group 1-7 Basic Principal Distribution Amount: With respect to any payment date and loan groups 1-7, the lesser of (a) the excess of (i) the related aggregate Available Funds for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the related aggregate Principal Remittance Amount.

Group 1-7 Principal Distribution Amount: For any payment date and loan groups 1-7, the sum of (a) the related Basic Principal Distribution Amount and (b) the related Overcollateralization Increase Amount. In addition, the Principal Distribution Amount shall be reduced to the extent the Overcollateralization Amount for these Loan Groups exceeds the related Overcollateralization Target Amount, by the amount of such excess.

Group 1-7 Net Monthly Excess For any payment date, the sum of (1) the excess of (x) the Group 1, Group 2, Group 3,

Cashflow:	Group 4, Group 5, Group 6 and Group 7 Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Group 1, Group 2, Group 3, Group 4, Group 5, Group 6 and Group 7 Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group 1, Group 2, Group 3, Group 4, Group 5, Group 6 and Group 7 Notes and (2) amounts payable from Net Monthly Excess Cashflow from the Group VIII Loans as provided in the indenture.
Group 1-7 Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Group 1-7 Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group 1-7 Overcollateralization Target Amount over (b) the Group 1-7 Overcollateralization Amount on such payment date after taking into account payments to the Group 1-7 Notes of the related aggregate Basic Principal Distribution Amount on such payment date.
Group 1-7 Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group 1, Group 2, Group 3, Group 4, Group 5, Group 6 and Group 7 mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) and the related Pre-Funded Amount, exceeds (ii) the aggregate note principal balance of the Group 1-7 Notes as of such payment date.
Group 1-7 Overcollateralization Target Amount and Overcollateralization Floor:	0.35% of the Cut-off Date Balance of the Group 1-7 mortgage loans (which includes amounts on deposit in the related prefunding accounts as of the Closing Date) plus the amount of any Additional Negative Amortization Principal Amount.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any payment date for the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class IV-A-1, Class IV-A-2, Class V-A-1, Class V-A-2, Class VI-A, Class VII-A-1, Class VII-A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of the LIBOR-based rate and the maximum rate with respect to the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 or Class B or in the case of the Class IV-A-1, Class IV-A-2, Class V-A-1, Class V-A-2, Class VI-A, Class VII-A-1 or Class VII-A-2 Notes after the related note rate change date or (ii) such class's fixed-rate with respect to the Class IV-A-1, Class IV-A-2, Class V-A-1, Class V-A-2, Class VI-A, Class VII-A-1 or Class VII-A-2 Notes before the related note rate change date over (b) interest calculated at the Available Funds Rate plus (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow.
Group 1-7 Stepdown Date:	The later to occur of (x) the Payment Date occurring in April 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Group 1-7 Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Group 1-7

Principal Distribution Amounts to the holders of the Group 1-7 Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately 14.00%.

Group 1-7 Trigger Event: A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds 50% of the aggregate amount of the Class M Notes plus the Overcollateralization Amount or if the Cumulative Loss Test has been violated.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the mortgage loans as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
March 2008 through April 2009:	[1.75]%
March 2009 and thereafter:	[2.00]%

Priority of Payments: Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, will be made according to the following priority:

Group 1-7 Interest Payments

1) From each Available Funds, concurrently, to the holders of the related Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class IV-A-1, Class IV-A-2, Class V-A-1, Class V-A-2, Class VI-A, Class VII-A-1 and Class VII-A-2 Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-3 Notes, the Accrued Note Interest for such class;
5) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-4 Notes, the

Accrued Note Interest for such class;

6) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-5 Notes, the Accrued Note Interest for such class;
7) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-6 Notes, the Accrued Note Interest for such class;
8) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-7 Notes, the Accrued Note Interest for such class;
9) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class M-8 Notes, the Accrued Note Interest for such class;
10) From remaining Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Available Funds, to the holders of the Class B Notes, the Accrued Note Interest for such class; and
11) Any remainder (to the extent not included as part of the related Principal Distribution Amount) to be included as Group 1-7 Net Monthly Excess Cashflow as described below.

Group 1-7 Principal Distributions:

Prior to the Group 1-7 Stepdown Date or on which a Group 1-7 Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group 1, payments of principal to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group 2, payments of principal to the holders of the Class II-A-1 and Class II-A-2 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group 3, payments of principal to the holders of the Class III-A-1 and Class III-A-2 Notes, pro rata, until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group 4, payments of principal to the holders of the Class IV-A-1 and Class IV-A-2 Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the Principal Distribution Amount for Loan Group 5, payments of principal to the holders of the Class V-A-1 and Class V-A-2 Notes until the Note Principal Balance of such class has been reduced to zero;
6) From the Principal Distribution Amount for Loan Group 6, payments of principal to the holders of the Class VI-A Notes until the Note Principal Balance of such class has been reduced to zero;
7) From the Principal Distribution Amount for Loan Group 7, payments of principal to the holders of the Class VII-A-1 and Class VII-A-2 Notes until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, sequentially, from

remaining principal collections derived from the mortgage loans, until the Note Principal Balance of such class has been reduced to zero;

9) Any remainder as part of Group 1-7 Net Monthly Excess Cashflow as described below.

On or after the Group 1-7 Stepdown Date on which a Group 1-7 Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group 1, the Class I-A Principal Distribution Amount to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group 2, the Class II-A Principal Distribution Amount to the holders of the Class II-A-1 and Class II-A-2 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group 3, the Class III-A Principal Distribution Amount to the holders of the Class III-A-1 and Class III-A-2 Notes, pro rata, until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group 4, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A-1 and Class IV-A-2 Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the Principal Distribution Amount for Loan Group 5, the Class V-A Principal Distribution Amount to the holders of the Class V-A-1 and Class V-A-2 Notes until the Note Principal Balance of such class has been reduced to zero;
6) From the Principal Distribution Amount for Loan Group 6, the Class VI-A Principal Distribution Amount to the holders of the Class VI-A Notes until the Note Principal Balance of such class has been reduced to zero;
7) From the Principal Distribution Amount for Loan Group 7, the Class VII-A Principal Distribution Amount to the holders of the Class VII-A-1 and Class VII-A-2 Notes until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
9) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
10) To the holders of the Class M-3 Notes, Class M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
11) To the holders of the Class M-4 Notes, Class M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
12) To the holders of the Class M-5 Notes, Class M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to

zero;

13) To the holders of the Class M-6 Notes, Class M-6 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
14) To the holders of the Class M-7 Notes, Class M-7 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
15) To the holders of the Class M-8 Notes, Class M-8 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
16) To the holders of the Class B Notes, Class B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
17) Any remainder as part of Group 1-7 Net Monthly Excess Cashflow as described below.

Group 1-7 Net Monthly Excess Cashflow:

On each Payment Date, Group 1-7 Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class I-A, pro rata, Class II-A, pro rata, Class III-A, pro rata, Class IV-A, pro rata, Class V-A, pro rata, Class VI-A, Class VII-A, pro rata, Class M and Class B Notes in an amount equal to the Group 1-7 Overcollateralization Increase Amount, payable to such holders as part of the Group 1-7 Principal Distribution Amount in the same priority as described under "Group 1-7 Principal Distributions" above; to replenish the Overcollateralization Target Amount;
2) Concurrently, to the Class I-A-2 and Class I-A-3, sequentially, and Class II-A-2 Notes, pro rata, any Allocated Realized Loss Amount for such Notes;
3) To the Class M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Notes;
4) To the Class M-2 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Notes;
5) To the Class M-3 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Notes;
6) To the Class M-4 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-4 Notes;
7) To the Class M-5 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-5 Notes;
8) To the Class M-6 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-6 Notes;
9) To the Class M-7 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-7 Notes;
10) To the Class M-8 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-8 Notes;
11) To the Class B Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class B Notes;
12) Concurrently, to the Class I-A-1, Class I-A-2, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class IV-A, Class V-A, Class VI-A and Class VII-A Notes any Basis Risk Shortfall Carryforward Amount due to such classes, pro

rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes; and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount for such notes;

13) To the Group 8 Notes any crossable payments as provided in the indenture;
14) To the holders of the Class N Notes as provided in the indenture; and
15) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Group 1-7 Class A Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class III-A-1, Class III-A-2, Class IV-A-1, Class IV-A-2, Class V-A-1, Class V-A-2, Class VI-A, Class VII-A-1 and Class VII-A-2 Notes (collectively, the "Group 1-7 Class A Notes") immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) 85.10% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period and (B) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A and Class VII-A Principal Distribution Amounts: For any applicable Payment Date, a pro rata portion of the Group 1-7 Class A Principal Distribution Amount based upon principal funds received on the group 1-7 mortgage loans.

Class M-1 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount and (2) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 93.70% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-2 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B), an amount equal to the lesser of (x) the remaining Group 1-7 Principal

Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 96.40% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-3 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class M-3 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 97.10% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-4 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class M-3 Notes(after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (5) the Note Principal

Balance of the Class M-4 Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 97.50% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-5 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date), and (6) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 97.90% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-6 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-

4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date) and (7) the Note Principal Balance of the Class M-6 Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 98.30% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-7 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date), (7) the Note Principal Balance of the Class M-6 Notes (after taking into account the payment of the Class M-6 Principal Distribution Amount for such Payment Date) and (8) the Note Principal Balance of the Class M-7 Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 98.70% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-8 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the

Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date), (7) the Note Principal Balance of the Class M-6 Notes (after taking into account the payment of the Class M-6 Principal Distribution Amount for such Payment Date), (8) the Note Principal Balance of the Class M-6 Notes (after taking into account the payment of the Class M-7 Principal Distribution Amount for such Payment Date), (9) the Note Principal Balance of the Class M-8 Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 99.00% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class B Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1-7 Principal Distribution Amount for that Payment Date after payment of the Group 1-7 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-7 Class A Notes (after taking into account the payment of the Group 1-7 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date), (7) the Note Principal Balance of the Class M-6 Notes (after taking into account the payment of the Class M-6 Principal Distribution Amount for such Payment Date), (8) the Note Principal Balance of the Class M-7 Notes (after taking into account the payment of the Class M-7 Principal Distribution Amount for such Payment Date), (9) the Note Principal Balance of the Class M-8 Notes (after taking into account the payment of the Class M-8 Principal Distribution Amount for such Payment Date) (10) the Note Principal Balance of the Class B Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 99.30% and (ii) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1-7 mortgage loans as of the last day of the related due period minus the related OC Floor.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the related Net Monthly Excess Cashflow, by an increase in the related Overcollateralization Increase Amount for that payment date; second, in reduction of the Overcollateralization Amount, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related notes in reverse numerical order except in certain circumstances as more fully described in the prospectus supplement. The Indenture does not permit the allocation of Realized Losses to the Class I-A-1, Class II-A-1, Class III-A-1, Class IV-A, Class V-A, Class VI-A and Class VII-A Notes.

Once Realized Losses have been allocated to any class of Class M, Class B or Senior Mezzanine Notes such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Notes, other than the Class I-A-1, Class II-A-1, Class III-A-1, Class IV-A, Class V-A, Class VI-A and Class VII-A Notes, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Yield Maintenance Agreements: **Group 1-7 Subordinate Notes Cap Agreements:**

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to cap agreements purchased with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes. The Cap Agreements are intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Notes and the Available Funds Rate with respect to Groups 1 through 7 (the "Cap Agreements").

On each Payment Date, payments under the Cap Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Cap Agreements will include the following terms:

See Exhibit I for a schedule of Cap Notional Amount by month.

MTA Corridor Cap Agreement

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a corridor cap agreement (the "MTA Corridor Cap Agreement") purchased with respect to the Group 1 mortgage loans. The MTA Corridor Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class I-A Notes and the Available Funds Rate with respect to the Group 1 mortgage loans.

On each Payment Date, payments under the MTA Corridor Cap Agreement will be an amount equal to the product of (i) the excess of the minimum of (1) the then current MTA and (2) 11.00% for such Payment Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit II, and (iii) the actual number of days in the corresponding accrual period divided by 360.

See Exhibit II for a schedule of Notional Amounts and Strike Rates by month.

Class III-A Notes Cap Agreements:

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to cap agreements purchased with respect to the Class III-A Notes. The Cap Agreements are intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class III-A Notes and the Available Funds Rate with respect to Groups 3 (the "Class III-A Cap Agreement").

On each Payment Date, payments under the Class III-A Cap Agreement will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit III, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Class III-A Cap Agreements will include the following terms:

See Exhibit III for a schedule of Cap Notional Amount by month.

Yield Maintenance Provider: An entity rated AAA/Aaa by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter)

Exhibit I – Group 1-7 Subordinate Note Cap Terms

Payment Date	Class M-1 Cap Notional Balance	Class M-1 Strike Rate	Class M-2 Cap Notional Balance	Class M-2 Strike Rate	Class M-3 Cap Notional Balance	Class M-3 Strike Rate
25-Mar-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Apr-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-May-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Jun-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Jul-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Aug-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Sep-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Oct-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Nov-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Dec-05	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Jan-06	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Feb-06	144,910,000	5.69	45,495,000	5.66	11,795,000	5.56
25-Mar-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Apr-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-May-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Jun-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Jul-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Aug-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Sep-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Oct-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Nov-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Dec-06	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Jan-07	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Feb-07	144,910,000	5.87	45,495,000	5.84	11,795,000	5.74
25-Mar-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Apr-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-May-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Jun-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Jul-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Aug-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Sep-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Oct-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Nov-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Dec-07	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Jan-08	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Feb-08	144,910,000	6.29	45,495,000	6.26	11,795,000	6.16
25-Mar-08	144,910,000	6.86	45,495,000	6.83	11,795,000	6.73

25-Apr-08	144,910,000	6.86	45,495,000	6.83	11,795,000	6.73
25-May-08	142,830,991	6.86	44,842,288	6.83	11,625,778	6.73
25-Jun-08	140,181,395	6.86	44,010,438	6.83	11,410,114	6.73
25-Jul-08	137,580,854	6.86	43,193,989	6.83	11,198,442	6.73
25-Aug-08	135,028,460	6.86	42,392,656	6.83	10,990,689	6.73
25-Sep-08	132,523,083	6.86	41,606,084	6.83	10,786,763	6.73
25-Oct-08	130,064,098	6.86	40,834,077	6.83	10,586,613	6.73
25-Nov-08	127,650,646	6.86	40,076,366	6.83	10,390,169	6.73
25-Dec-08	125,281,870	6.86	39,332,680	6.83	10,197,361	6.73
25-Jan-09	122,956,959	6.86	38,602,766	6.83	10,008,125	6.73
25-Feb-09	120,675,102	6.86	37,886,369	6.83	9,822,392	6.73
25-Mar-09	118,430,041	7.06	37,181,525	7.03	9,639,655	6.93
25-Apr-09	116,226,380	7.06	36,489,678	7.03	9,460,287	6.93
25-May-09	114,063,611	7.06	35,810,669	7.03	9,284,247	6.93
25-Jun-09	111,940,977	7.06	35,144,260	7.03	9,111,475	6.93
25-Jul-09	109,857,734	7.06	34,490,219	7.03	8,941,909	6.93
25-Aug-09	107,813,154	7.06	33,848,316	7.03	8,775,489	6.93
25-Sep-09	105,806,452	7.06	33,218,305	7.03	8,612,153	6.93
25-Oct-09	103,836,996	7.06	32,599,987	7.03	8,451,849	6.93
25-Nov-09	101,904,095	7.06	31,993,146	7.03	8,294,519	6.93
25-Dec-09	100,007,073	7.06	31,397,570	7.03	8,140,111	6.93
25-Jan-10	98,145,266	7.06	30,813,049	7.03	7,988,568	6.93

Payment Date	Class M-4 Cap Notional Balance	Class M-4 Strike Rate	Class M-5 Cap Notional Balance	Class M-5 Strike Rate	Class M-6 Cap Notional Balance	Class M-6 Strike Rate
25-Mar-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Apr-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-May-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Jun-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Jul-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Aug-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Sep-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Oct-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Nov-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Dec-05	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Jan-06	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Feb-06	6,740,000	5.41	6,740,000	5.26	6,740,000	4.26
25-Mar-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Apr-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-May-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Jun-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Jul-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Aug-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Sep-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Oct-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Nov-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Dec-06	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Jan-07	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Feb-07	6,740,000	5.59	6,740,000	5.44	6,740,000	4.44
25-Mar-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Apr-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-May-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Jun-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Jul-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Aug-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Sep-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Oct-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Nov-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Dec-07	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Jan-08	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Feb-08	6,740,000	6.01	6,740,000	5.86	6,740,000	4.86
25-Mar-08	6,740,000	6.58	6,740,000	6.43	6,740,000	5.43
25-Apr-08	6,740,000	6.58	6,740,000	6.43	6,740,000	5.43
25-May-08	6,643,302	6.58	6,643,302	6.43	6,643,302	5.43

25-Jun-08	6,520,065	6.58	6,520,065	6.43	6,520,065	5.43
25-Jul-08	6,399,109	6.58	6,399,109	6.43	6,399,109	5.43
25-Aug-08	6,280,393	6.58	6,280,393	6.43	6,280,393	5.43
25-Sep-08	6,163,864	6.58	6,163,864	6.43	6,163,864	5.43
25-Oct-08	6,049,493	6.58	6,049,493	6.43	6,049,493	5.43
25-Nov-08	5,937,239	6.58	5,937,239	6.43	5,937,239	5.43
25-Dec-08	5,827,064	6.58	5,827,064	6.43	5,827,064	5.43
25-Jan-09	5,718,928	6.58	5,718,928	6.43	5,718,928	5.43
25-Feb-09	5,612,795	6.58	5,612,795	6.43	5,612,795	5.43
25-Mar-09	5,508,374	6.78	5,508,374	6.63	5,508,374	5.63
25-Apr-09	5,405,878	6.78	5,405,878	6.63	5,405,878	5.63
25-May-09	5,305,284	6.78	5,305,284	6.63	5,305,284	5.63
25-Jun-09	5,206,557	6.78	5,206,557	6.63	5,206,557	5.63
25-Jul-09	5,109,662	6.78	5,109,662	6.63	5,109,662	5.63
25-Aug-09	5,014,565	6.78	5,014,565	6.63	5,014,565	5.63
25-Sep-09	4,921,230	6.78	4,921,230	6.63	4,921,230	5.63
25-Oct-09	4,829,628	6.78	4,829,628	6.63	4,829,628	5.63
25-Nov-09	4,739,725	6.78	4,739,725	6.63	4,739,725	5.63
25-Dec-09	4,651,492	6.78	4,651,492	6.63	4,651,492	5.63
25-Jan-10	4,564,896	6.78	4,564,896	6.63	4,564,896	5.63

Payment Date	Class M-7 Cap Notional Balance	Class M-7 Strike Rate	Class M-8 Cap Notional Balance	Class M-8 Strike Rate	Class B Cap Notional Balance	Class B Strike Rate
25-Mar-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Apr-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-May-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Jun-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Jul-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Aug-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Sep-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Oct-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Nov-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Dec-05	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Jan-06	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Feb-06	6,740,000	4.26	5,055,000	4.16	5,055,000	3.26
25-Mar-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Apr-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-May-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Jun-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Jul-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Aug-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Sep-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Oct-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Nov-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Dec-06	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Jan-07	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Feb-07	6,740,000	4.44	5,055,000	4.34	5,055,000	3.44
25-Mar-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Apr-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-May-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Jun-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Jul-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Aug-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Sep-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Oct-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Nov-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Dec-07	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Jan-08	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Feb-08	6,740,000	4.86	5,055,000	4.76	5,055,000	3.86
25-Mar-08	6,740,000	5.43	5,055,000	5.33	5,055,000	4.43
25-Apr-08	6,740,000	5.43	5,055,000	5.33	5,055,000	4.43
25-May-08	6,643,302	5.43	4,982,476	5.33	4,813,255	4.43
25-Jun-08	6,520,065	5.43	4,890,049	5.33	4,505,162	4.43

25-Jul-08	6,399,109	5.43	4,799,332	5.33	4,202,774	4.43
25-Aug-08	6,280,393	5.43	4,710,295	5.33	3,905,984	4.43
25-Sep-08	6,163,864	5.43	4,622,898	5.33	3,614,661	4.43
25-Oct-08	6,049,493	5.43	4,537,120	5.33	3,328,732	4.43
25-Nov-08	5,937,239	5.43	4,452,930	5.33	3,048,098	4.43
25-Dec-08	5,827,064	5.43	4,370,298	5.33	2,772,659	4.43
25-Jan-09	5,718,928	5.43	4,289,196	5.33	2,502,321	4.43
25-Feb-09	5,612,795	5.43	4,209,597	5.33	2,236,989	4.43
25-Mar-09	5,508,374	5.63	4,131,281	5.53	1,975,935	4.63
25-Apr-09	5,405,878	5.63	4,054,409	5.53	1,719,695	4.63
25-May-09	5,305,284	5.63	3,978,963	5.53	1,468,211	4.63
25-Jun-09	5,206,557	5.63	3,904,918	5.53	1,221,393	4.63
25-Jul-09	5,109,662	5.63	3,832,247	5.53	979,155	4.63
25-Aug-09	5,014,565	5.63	3,760,924	5.53	741,413	4.63
25-Sep-09	4,921,230	5.63	3,690,923	5.53	508,076	4.63
25-Oct-09	4,829,628	5.63	3,622,221	5.53	279,069	4.63
25-Nov-09	4,739,725	5.63	3,554,794	5.53	54,313	4.63
25-Dec-09	4,651,492	5.63	3,322,348	5.53	0	4.63
25-Jan-10	4,564,896	5.63	3,040,912	5.53	0	4.63

Exhibit II – MTA Corridor Cap Terms

Period	MTA Cap Notional Amount	Strike Rate	Period	MTA Cap Notional Amount	Strike Rate	Period	MTA Cap Notional Amount	Strike Rate
25-Apr-05	501,495,999	9.74	25-Apr-08	263,342,707	9.74	25-Apr-11	132,124,314	9.74
25-May-05	492,725,201	9.43	25-May-08	258,553,473	9.43	25-May-11	129,475,436	9.43
25-Jun-05	484,109,352	9.74	25-Jun-08	253,851,593	9.74	25-Jun-11	126,878,405	9.74
25-Jul-05	475,645,694	9.43	25-Jul-08	249,235,469	9.43	25-Jul-11	124,332,225	9.43
25-Aug-05	467,331,514	9.43	25-Aug-08	244,703,535	9.43	25-Aug-11	121,835,914	9.43
25-Sep-05	459,164,150	9.74	25-Sep-08	240,254,250	9.74	25-Sep-11	119,388,513	9.74
25-Oct-05	451,140,987	9.43	25-Oct-08	235,886,105	9.43	25-Oct-11	116,989,078	9.43
25-Nov-05	443,259,458	9.74	25-Nov-08	231,597,616	9.74	25-Nov-11	114,636,686	9.74
25-Dec-05	435,517,041	9.43	25-Dec-08	227,387,327	9.43	25-Dec-11	112,330,430	9.43
25-Jan-06	427,911,258	9.43	25-Jan-09	223,253,809	9.43	25-Jan-12	110,069,419	9.43
25-Feb-06	420,439,679	10.44	25-Feb-09	219,195,658	10.44	25-Feb-12	107,852,781	10.08
25-Mar-06	413,001,275	9.43	25-Mar-09	215,148,759	9.43	25-Mar-12	105,679,660	9.43
25-Apr-06	405,691,144	9.74	25-Apr-09	211,173,736	9.74	25-Apr-12	103,549,216	9.74
25-May-06	398,511,459	9.43	25-May-09	207,272,111	9.43	25-May-12	101,460,626	9.43
25-Jun-06	391,459,877	9.74	25-Jun-09	203,442,529	9.74	25-Jun-12	99,413,081	9.74
25-Jul-06	384,534,098	9.43	25-Jul-09	199,683,660	9.43	25-Jul-12	97,405,789	9.43
25-Aug-06	377,731,861	9.43	25-Aug-09	195,994,200	9.43	25-Aug-12	95,437,973	9.43
25-Sep-06	371,050,948	9.74	25-Sep-09	192,372,868	9.74	25-Sep-12	93,508,869	9.74
25-Oct-06	364,489,180	9.43	25-Oct-09	188,818,405	9.43	25-Oct-12	91,617,729	9.43
25-Nov-06	358,044,418	9.74	25-Nov-09	185,329,578	9.74	25-Nov-12	89,763,821	9.74
25-Dec-06	351,714,562	9.43	25-Dec-09	181,905,176	9.43	25-Dec-12	87,946,423	9.43
25-Jan-07	345,497,549	9.43	25-Jan-10	178,544,008	9.43	25-Jan-13	86,164,830	9.43
25-Feb-07	339,391,353	10.44	25-Feb-10	175,244,909	10.44			
25-Mar-07	333,309,156	9.43	25-Mar-10	171,769,157	9.43			
25-Apr-07	327,332,806	9.74	25-Apr-10	168,346,047	9.74			
25-May-07	321,464,235	9.43	25-May-10	164,989,672	9.43			
25-Jun-07	315,701,491	9.74	25-Jun-10	161,698,750	9.74			
25-Jul-07	310,042,657	9.43	25-Jul-10	158,472,022	9.43			
25-Aug-07	304,485,850	9.43	25-Aug-10	155,308,257	9.43			
25-Sep-07	299,029,222	9.74	25-Sep-10	152,206,245	9.74			
25-Oct-07	293,670,958	9.43	25-Oct-10	149,164,798	9.43			
25-Nov-07	288,409,278	9.74	25-Nov-10	146,182,752	9.74			
25-Dec-07	283,242,431	9.43	25-Dec-10	143,258,964	9.43			
25-Jan-08	278,168,700	9.43	25-Jan-11	140,392,316	9.43			
25-Feb-08	273,186,400	10.08	25-Feb-11	137,581,707	10.44			
25-Mar-08	268,220,921	9.43	25-Mar-11	134,826,059	9.43			

Exhibit III – Class III A Cap Schedule

Payment Date	Class III-A Cap Notional Balance	Class III-A Strike Rate
25-Apr-05	310,715,463	6.03
25-May-05	304,496,021	6.03
25-Jun-05	298,391,512	6.03
25-Jul-05	292,400,711	6.03
25-Aug-05	286,520,603	6.03
25-Sep-05	280,749,146	6.03
25-Oct-05	275,084,333	6.03
25-Nov-05	269,524,194	6.03
25-Dec-05	264,066,798	6.03
25-Jan-06	258,710,247	6.03
25-Feb-06	253,452,679	6.03

Exhibit IV - Price/Yield Tables

Assumptions:	**10% CPR**	**15% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Class I-A-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.14	3.14	3.14	3.14	3.14	3.14	3.14
WAL (yrs)	7.20	5.03	2.98	2.41	1.99	1.40	1.04
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class I-A-2 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.20	3.20	3.20	3.20	3.20	3.20	3.20
WAL (yrs)	7.20	5.03	2.98	2.41	1.99	1.40	1.04
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class I-A-3 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.23	3.23	3.23	3.23	3.23	3.23	3.23
WAL (yrs)	7.20	5.03	2.98	2.41	1.99	1.40	1.04
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class II-A-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield	3.13	3.13	3.13	3.13	3.13	3.13	3.13
WAL (yrs)	7.27	5.04	2.96	2.40	1.98	1.39	1.03
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class II-A-2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.20	3.20	3.20	3.20	3.20	3.20	3.20
WAL (yrs)	7.27	5.04	2.96	2.40	1.98	1.39	1.03
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class III-A-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.14	3.14	3.14	3.14	3.14	3.14	3.14
WAL (yrs)	7.32	5.07	2.97	2.41	1.98	1.40	1.03
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008

Assumptions:	**10% CPR**	**15% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Class III-A-2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.21	3.21	3.21	3.21	3.21	3.21	3.21
WAL (yrs)	7.32	5.07	2.97	2.41	1.98	1.40	1.03
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class M-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.50	3.50	3.50	3.50	3.50	3.50	3.50
WAL (yrs)	12.33	8.69	5.22	4.43	3.96	3.61	2.92
Start Date	7/25/2011	6/25/2009	4/25/2008	5/25/2008	5/25/2008	6/25/2008	2/25/2008
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class M-2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.53	3.53	3.53	3.53	3.53	3.53	3.53
WAL (yrs)	12.33	8.69	5.21	4.40	3.89	3.40	2.92
Start Date	7/25/2011	6/25/2009	4/25/2008	4/25/2008	4/25/2008	5/25/2008	2/25/2008
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008
Class M-3 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield	3.63	3.63	3.63	3.63	3.63	3.63	3.63
WAL (yrs)	12.23	8.60	5.16	4.35	3.83	3.32	2.92
Start Date	7/25/2011	6/25/2009	4/25/2008	4/25/2008	4/25/2008	5/25/2008	2/25/2008
End Date	3/25/2023	3/25/2018	1/25/2013	8/25/2011	7/25/2010	2/25/2009	2/25/2008

Assumptions:	**10% CPR**	**15% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Class I-A-1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.14	3.15	3.15	3.15	3.15	3.16	3.15
WAL (yrs)	7.60	5.42	3.25	2.64	2.18	1.54	1.09
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	9/25/2031	6/25/2023	5/25/2020	12/25/2017	7/25/2014	4/25/2012
Class I-A-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.21	3.21	3.22	3.22	3.22	3.22	3.21
WAL (yrs)	7.60	5.42	3.25	2.64	2.18	1.54	1.09
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	9/25/2031	6/25/2023	5/25/2020	12/25/2017	7/25/2014	4/25/2012
Class I-A-3 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.24	3.24	3.25	3.25	3.25	3.26	3.25
WAL (yrs)	7.60	5.42	3.25	2.64	2.18	1.54	1.09
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	9/25/2031	6/25/2023	5/25/2020	12/25/2017	7/25/2014	4/25/2012
Class II-A-1 ***Run to Maturity***							
Price: 100.000							
Yield	3.13	3.14	3.14	3.14	3.14	3.14	3.14
WAL (yrs)	7.68	5.44	3.23	2.62	2.17	1.53	1.08
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	8/25/2031	4/25/2023	3/25/2020	10/25/2017	6/25/2014	3/25/2012
Class II-A-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.21	3.21	3.22	3.22	3.22	3.22	3.21
WAL (yrs)	7.68	5.44	3.23	2.62	2.17	1.53	1.08
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	8/25/2031	4/25/2023	3/25/2020	10/25/2017	6/25/2014	3/25/2012
Class III-A-1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.14	3.15	3.15	3.15	3.15	3.16	3.15
WAL (yrs)	7.74	5.48	3.25	2.63	2.17	1.53	1.08
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	9/25/2031	6/25/2023	4/25/2020	11/25/2017	7/25/2014	4/25/2012

Assumptions:	**10% CPR**	**15% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Class III-A-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.22	3.22	3.23	3.23	3.23	3.23	3.22
WAL (yrs)	7.74	5.48	3.25	2.63	2.17	1.53	1.08
Start Date	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
End Date	4/25/2034	9/25/2031	6/25/2023	4/25/2020	11/25/2017	7/25/2014	4/25/2012
Class M-1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.51	3.51	3.51	3.51	3.51	3.51	3.58
WAL (yrs)	13.05	9.33	5.64	4.78	4.25	3.81	4.09
Start Date	7/25/2011	6/25/2009	4/25/2008	5/25/2008	5/25/2008	6/25/2008	9/25/2008
End Date	5/25/2030	2/25/2025	9/25/2017	6/25/2015	10/25/2013	6/25/2011	2/25/2010
Class M-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.53	3.53	3.54	3.54	3.54	3.53	3.57
WAL (yrs)	12.67	8.97	5.39	4.54	4.02	3.48	3.38
Start Date	7/25/2011	6/25/2009	4/25/2008	4/25/2008	4/25/2008	5/25/2008	6/25/2008
End Date	8/25/2026	2/25/2021	12/25/2014	3/25/2013	11/25/2011	1/25/2010	11/25/2008
Class M-3 ***Run to Maturity***							
Price: 100.000							
Yield	3.63	3.63	3.63	3.63	3.63	3.63	3.66
WAL (yrs)	12.24	8.61	5.16	4.35	3.83	3.32	3.25
Start Date	7/25/2011	6/25/2009	4/25/2008	4/25/2008	4/25/2008	5/25/2008	5/25/2008
End Date	6/25/2023	5/25/2018	2/25/2013	9/25/2011	8/25/2010	2/25/2009	6/25/2008

Exhibit IV – Available Funds Cap Schedule

Payment Date	I-A-1 Effective Coupon	I-A-2 Effective Coupon	I-A-3 Effective Coupon	II-A-1 Effective Coupon	II-A-2 Effective Coupon
25-Apr-05	3.05	3.11	3.14	3.04	3.11
25-May-05	11.00	11.00	11.00	8.10	8.10
25-Jun-05	11.00	11.00	11.00	9.97	9.97
25-Jul-05	11.00	11.00	11.00	10.76	10.76
25-Aug-05	11.00	11.00	11.00	10.22	10.22
25-Sep-05	11.00	11.00	11.00	10.37	10.37
25-Oct-05	11.00	11.00	11.00	11.00	11.00
25-Nov-05	11.00	11.00	11.00	10.50	10.50
25-Dec-05	11.00	11.00	11.00	11.00	11.00
25-Jan-06	11.00	11.00	11.00	10.62	10.62
25-Feb-06	11.00	11.00	11.00	10.67	10.67
25-Mar-06	11.00	11.00	11.00	11.00	11.00
25-Apr-06	11.00	11.00	11.00	9.30	9.30
25-May-06	11.00	11.00	11.00	9.41	9.41
25-Jun-06	11.00	11.00	11.00	8.91	8.91
25-Jul-06	11.00	11.00	11.00	9.24	9.24
25-Aug-06	11.00	11.00	11.00	8.86	8.86
25-Sep-06	11.00	11.00	11.00	8.87	8.87
25-Oct-06	11.00	11.00	11.00	9.25	9.25
25-Nov-06	11.00	11.00	11.00	8.91	8.91
25-Dec-06	11.00	11.00	11.00	9.31	9.31
25-Jan-07	11.00	11.00	11.00	8.97	8.97
25-Feb-07	11.00	11.00	11.00	9.01	9.01
25-Mar-07	11.00	11.00	11.00	11.00	11.00
25-Apr-07	11.00	11.00	11.00	11.00	11.00
25-May-07	11.00	11.00	11.00	11.00	11.00
25-Jun-07	11.00	11.00	11.00	11.00	11.00
25-Jul-07	11.00	11.00	11.00	11.00	11.00
25-Aug-07	11.00	11.00	11.00	11.00	11.00
25-Sep-07	11.00	11.00	11.00	11.00	11.00
25-Oct-07	11.00	11.00	11.00	11.00	11.00
25-Nov-07	11.00	11.00	11.00	11.00	11.00
25-Dec-07	11.00	11.00	11.00	11.00	11.00
25-Jan-08	11.00	11.00	11.00	11.00	11.00
25-Feb-08	11.00	11.00	11.00	11.00	11.00
25-Mar-08	11.00	11.00	11.00	11.00	11.00
25-Apr-08	11.00	11.00	11.00	11.00	11.00

25-May-08	11.00	11.00	11.00	11.00	11.00
25-Jun-08	11.00	11.00	11.00	11.00	11.00
25-Jul-08	11.00	11.00	11.00	11.00	11.00
25-Aug-08	11.00	11.00	11.00	11.00	11.00
25-Sep-08	11.00	11.00	11.00	11.00	11.00
25-Oct-08	11.00	11.00	11.00	11.00	11.00
25-Nov-08	11.00	11.00	11.00	11.00	11.00
25-Dec-08	11.00	11.00	11.00	11.00	11.00
25-Jan-09	11.00	11.00	11.00	11.00	11.00
25-Feb-09	11.00	11.00	11.00	11.00	11.00
25-Mar-09	11.00	11.00	11.00	11.00	11.00
25-Apr-09	11.00	11.00	11.00	11.00	11.00
25-May-09	11.00	11.00	11.00	11.00	11.00
25-Jun-09	11.00	11.00	11.00	11.00	11.00
25-Jul-09	11.00	11.00	11.00	11.00	11.00
25-Aug-09	11.00	11.00	11.00	11.00	11.00
25-Sep-09	11.00	11.00	11.00	11.00	11.00
25-Oct-09	11.00	11.00	11.00	11.00	11.00
25-Nov-09	11.00	11.00	11.00	11.00	11.00
25-Dec-09	11.00	11.00	11.00	11.00	11.00
25-Jan-10	11.00	11.00	11.00	11.00	11.00
25-Feb-10	11.00	11.00	11.00	11.00	11.00
25-Mar-10	11.00	11.00	11.00	11.00	11.00
25-Apr-10	11.00	11.00	11.00	11.00	11.00
25-May-10	11.00	11.00	11.00	11.00	11.00
25-Jun-10	11.00	11.00	11.00	11.00	11.00
25-Jul-10	11.00	11.00	11.00	11.00	11.00
25-Aug-10	11.00	11.00	11.00	11.00	11.00
25-Sep-10	11.00	11.00	11.00	11.00	11.00
25-Oct-10	11.00	11.00	11.00	11.00	11.00
25-Nov-10	11.00	11.00	11.00	11.00	11.00
25-Dec-10	11.00	11.00	11.00	11.00	11.00
25-Jan-11	11.00	11.00	11.00	11.00	11.00
25-Feb-11	11.00	11.00	11.00	11.00	11.00
25-Mar-11	11.00	11.00	11.00	11.00	11.00
25-Apr-11	11.00	11.00	11.00	11.00	11.00
25-May-11	11.00	11.00	11.00	11.00	11.00
25-Jun-11	11.00	11.00	11.00	11.00	11.00
25-Jul-11	11.00	11.00	11.00	11.00	11.00
25-Aug-11	11.00	11.00	11.00	11.00	11.00
25-Sep-11	11.00	11.00	11.00	11.00	11.00
25-Oct-11	11.00	11.00	11.00	11.00	11.00

25-Nov-11	11.00	11.00	11.00	11.00	11.00
25-Dec-11	11.00	11.00	11.00	11.00	11.00
25-Jan-12	11.00	11.00	11.00	11.00	11.00
25-Feb-12	11.00	11.00	11.00	11.00	11.00
25-Mar-12	11.00	11.00	11.00	11.00	11.00
25-Apr-12	11.00	11.00	11.00	11.00	11.00
25-May-12	11.00	11.00	11.00	11.00	11.00
25-Jun-12	11.00	11.00	11.00	11.00	11.00
25-Jul-12	11.00	11.00	11.00	11.00	11.00
25-Aug-12	11.00	11.00	11.00	11.00	11.00
25-Sep-12	11.00	11.00	11.00	11.00	11.00
25-Oct-12	11.00	11.00	11.00	11.00	11.00
25-Nov-12	11.00	11.00	11.00	11.00	11.00
25-Dec-12	11.00	11.00	11.00	11.00	11.00
25-Jan-13	11.00	11.00	11.00	11.00	11.00
25-Feb-13	11.00	11.00	11.00	11.00	11.00
25-Mar-13	11.00	11.00	11.00	11.00	11.00
25-Apr-13	11.00	11.00	11.00	11.00	11.00

Payment Date	III-A-1 Effective Coupon	III-A-2 Effective Coupon	M-1 Effective Coupon	M-2 Effective Coupon	M-3 Effective Coupon
25-Apr-05	3.05	3.12	3.40	3.43	3.53
25-May-05	10.96	10.96	11.00	11.00	11.00
25-Jun-05	11.00	11.00	11.00	11.00	11.00
25-Jul-05	11.00	11.00	11.00	11.00	11.00
25-Aug-05	11.00	11.00	11.00	11.00	11.00
25-Sep-05	11.00	11.00	11.00	11.00	11.00
25-Oct-05	11.00	11.00	11.00	11.00	11.00
25-Nov-05	11.00	11.00	11.00	11.00	11.00
25-Dec-05	11.00	11.00	11.00	11.00	11.00
25-Jan-06	11.00	11.00	11.00	11.00	11.00
25-Feb-06	11.00	11.00	11.00	11.00	11.00
25-Mar-06	11.00	11.00	11.00	11.00	11.00
25-Apr-06	8.11	8.11	11.00	11.00	11.00
25-May-06	8.74	8.74	11.00	11.00	11.00
25-Jun-06	8.60	8.60	11.00	11.00	11.00
25-Jul-06	9.04	9.04	11.00	11.00	11.00
25-Aug-06	8.78	8.78	11.00	11.00	11.00
25-Sep-06	8.85	8.85	11.00	11.00	11.00
25-Oct-06	9.26	9.26	11.00	11.00	11.00
25-Nov-06	8.96	8.96	11.00	11.00	11.00
25-Dec-06	9.36	9.36	11.00	11.00	11.00
25-Jan-07	9.05	9.05	11.00	11.00	11.00
25-Feb-07	9.10	9.10	11.00	11.00	11.00
25-Mar-07	11.00	11.00	11.00	11.00	11.00
25-Apr-07	11.00	11.00	11.00	11.00	11.00
25-May-07	11.00	11.00	11.00	11.00	11.00
25-Jun-07	11.00	11.00	11.00	11.00	11.00
25-Jul-07	11.00	11.00	11.00	11.00	11.00
25-Aug-07	11.00	11.00	11.00	11.00	11.00
25-Sep-07	11.00	11.00	11.00	11.00	11.00
25-Oct-07	11.00	11.00	11.00	11.00	11.00
25-Nov-07	11.00	11.00	11.00	11.00	11.00
25-Dec-07	11.00	11.00	11.00	11.00	11.00
25-Jan-08	11.00	11.00	11.00	11.00	11.00
25-Feb-08	11.00	11.00	11.00	11.00	11.00
25-Mar-08	11.00	11.00	11.00	11.00	11.00
25-Apr-08	11.00	11.00	11.00	11.00	11.00
25-May-08	11.00	11.00	11.00	11.00	11.00
25-Jun-08	11.00	11.00	11.00	11.00	11.00

25-Jul-08	11.00	11.00	11.00	11.00	11.00
25-Aug-08	11.00	11.00	11.00	11.00	11.00
25-Sep-08	11.00	11.00	11.00	11.00	11.00
25-Oct-08	11.00	11.00	11.00	11.00	11.00
25-Nov-08	11.00	11.00	11.00	11.00	11.00
25-Dec-08	11.00	11.00	11.00	11.00	11.00
25-Jan-09	11.00	11.00	11.00	11.00	11.00
25-Feb-09	11.00	11.00	11.00	11.00	11.00
25-Mar-09	11.00	11.00	11.00	11.00	11.00
25-Apr-09	11.00	11.00	11.00	11.00	11.00
25-May-09	11.00	11.00	11.00	11.00	11.00
25-Jun-09	11.00	11.00	11.00	11.00	11.00
25-Jul-09	11.00	11.00	11.00	11.00	11.00
25-Aug-09	11.00	11.00	11.00	11.00	11.00
25-Sep-09	11.00	11.00	11.00	11.00	11.00
25-Oct-09	11.00	11.00	11.00	11.00	11.00
25-Nov-09	11.00	11.00	11.00	11.00	11.00
25-Dec-09	11.00	11.00	11.00	11.00	11.00
25-Jan-10	11.00	11.00	11.00	11.00	11.00
25-Feb-10	11.00	11.00	11.00	11.00	11.00
25-Mar-10	11.00	11.00	11.00	11.00	11.00
25-Apr-10	11.00	11.00	11.00	11.00	11.00
25-May-10	11.00	11.00	11.00	11.00	11.00
25-Jun-10	11.00	11.00	11.00	11.00	11.00
25-Jul-10	11.00	11.00	11.00	11.00	11.00
25-Aug-10	11.00	11.00	11.00	11.00	11.00
25-Sep-10	11.00	11.00	11.00	11.00	11.00
25-Oct-10	11.00	11.00	11.00	11.00	11.00
25-Nov-10	11.00	11.00	11.00	11.00	11.00
25-Dec-10	11.00	11.00	11.00	11.00	11.00
25-Jan-11	11.00	11.00	11.00	11.00	11.00
25-Feb-11	11.00	11.00	11.00	11.00	11.00
25-Mar-11	11.00	11.00	11.00	11.00	11.00
25-Apr-11	11.00	11.00	11.00	11.00	11.00
25-May-11	11.00	11.00	11.00	11.00	11.00
25-Jun-11	11.00	11.00	11.00	11.00	11.00
25-Jul-11	11.00	11.00	11.00	11.00	11.00
25-Aug-11	11.00	11.00	11.00	11.00	11.00
25-Sep-11	11.00	11.00	11.00	11.00	11.00
25-Oct-11	11.00	11.00	11.00	11.00	11.00
25-Nov-11	11.00	11.00	11.00	11.00	11.00
25-Dec-11	11.00	11.00	11.00	11.00	11.00

25-Jan-12	11.00	11.00	11.00	11.00	11.00
25-Feb-12	11.00	11.00	11.00	11.00	11.00
25-Mar-12	11.00	11.00	11.00	11.00	11.00
25-Apr-12	11.00	11.00	11.00	11.00	11.00
25-May-12	11.00	11.00	11.00	11.00	11.00
25-Jun-12	11.00	11.00	11.00	11.00	11.00
25-Jul-12	11.00	11.00	11.00	11.00	11.00
25-Aug-12	11.00	11.00	11.00	11.00	11.00
25-Sep-12	11.00	11.00	11.00	11.00	11.00
25-Oct-12	11.00	11.00	11.00	11.00	11.00
25-Nov-12	11.00	11.00	11.00	11.00	11.00
25-Dec-12	11.00	11.00	11.00	11.00	11.00
25-Jan-13	11.00	11.00	11.00	11.00	11.00
25-Feb-13	11.00	11.00	11.00	11.00	11.00
25-Mar-13	11.00	11.00	11.00	11.00	11.00
25-Apr-13	11.00	11.00	11.00	11.00	11.00

Exhibit VI – Collateral Summary

Original Principal Balances for the Mortgage Loans (1)

Range of Original Mortgage Loan Original Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0.00 – 100,000.00	4.94%	5.33%	0.01%	3.86%	0.06%	5.97%	0.14%	3.66%
100,000.01 – 200,000.00	13.69	30.87	0.00	35.28	0.20	36.79	0.43	20.27
200,000.01 – 300,000.00	15.30	38.21	0.10	38.92	0.43	37.63	0.67	21.79
300,000.01 – 350,000.00	8.22	15.28	0.00	18.16	0.00	14.03	0.27	8.79
350,000.01 – 400,000.00	6.93	6.00	11.66	2.32	16.29	4.74	13.33	7.94
400,000.01 – 450,000.00	5.04	1.75	14.29	0.70	20.13	0.56	14.30	6.27
450,000.01 – 500,000.00	4.78	1.89	11.44	0.76	11.94	0.11	13.52	5.27
500,000.01 – 550,000.00	3.73	0.67	8.37	0.00	10.75	0.12	10.90	4.09
550,000.01 – 600,000.00	4.23	0.00	9.19	0.00	7.90	0.06	8.64	3.61
600,000.01 – 650,000.00	2.46	0.00	8.05	0.00	6.75	0.00	8.70	3.16
650,000.01 – 700,000.00	1.81	0.00	4.03	0.00	2.39	0.00	4.03	1.56
700,000.01 – 800,000.00	3.30	0.00	6.79	0.00	5.98	0.00	6.54	2.71
800,000.01 – 900,000.00	3.59	0.00	3.40	0.00	0.79	0.00	4.16	1.72
900,000.01 – 1,000,000.00	4.36	0.00	7.28	0.00	5.28	0.00	6.81	2.95
1,000,000.01 – 1,100,000.00.	1.38	0.00	0.85	0.00	0.00	0.00	0.47	0.39
1,100,000.01 – 1,200,000.00.	2.12	0.00	2.31	0.00	2.04	0.00	0.98	0.84
1,200,000.01 – 1,300,000.00.	1.67	0.00	2.48	0.00	0.00	0.00	1.07	0.71
1,300,000.01 – 1,400,000.00.	1.42	0.00	2.19	0.00	2.41	0.00	0.44	0.63
1,400,000.01 – 1,500,000.00.	2.34	0.00	1.19	0.00	1.31	0.00	0.31	0.60
1,500,000.01 – 1,600,000.00.	0.42	0.00	0.00	0.00	1.35	0.00	0.51	0.22
1,600,000.01 – 1,700,000.00.	0.44	0.00	0.00	0.00	0.00	0.00	0.70	0.20
1,700,000.01 – 1,800,000.00.	0.47	0.00	0.00	0.00	0.00	0.00	0.36	0.14
1,800,000.01 – 1,900,000.00.	0.00	0.00	1.41	0.00	0.00	0.00	0.00	0.14
1,900,000.01 – 2,000,000.00.	0.00	0.00	1.56	0.00	0.00	0.00	1.27	0.40
2,000,000.01 – 2,100,000.00.	1.65	0.00	1.63	0.00	1.78	0.00	0.00	0.50
2,100,000.01 – 2,200,000.00.	0.00	0.00	0.86	0.00	0.00	0.00	0.00	0.09
2,200,000.01 – 2,300,000.00.	1.19	0.00	0.91	0.00	0.00	0.00	0.11	0.29
2,300,000.01 – 2,400,000.00.	0.63	0.00	0.00	0.00	0.00	0.00	0.00	0.10
2,400,000.01 – 2,500,000.00.	0.65	0.00	0.00	0.00	2.22	0.00	0.00	0.20
2,500,000.01 – 2,600,000.00.	0.00	0.00	0.00	0.00	0.00	0.00	0.53	0.10
2,600,000.01 – 2,700,000.00.	1.41	0.00	0.00	0.00	0.00	0.00	0.00	0.22
2,700,000.01 – 2,800,000.00.	0.72	0.00	0.00	0.00	0.00	0.00	0.82	0.27
3,500,000.01+	1.12	0.00	0.00	0.00	0.00	0.00	0.00	0.17
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1)As of the Date of Origination, the average principal balance of the Mortgage Loans was approximately $294,521; $197,843; $587,714; $197,206; $528,231; $185,966; $540,765; and $262,045 for groups 1 through 7 and the aggregate respectively.

Current Principal Balances for the Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0.00 – 100,000.00........	4.97%	5.36%	0.01%	3.91%	0.24%	6.01%	0.14%	3.69%
100,000.01 – 200,000.00........	13.66	30.87	0.05	35.48	0.73	36.80	0.49	20.32
200,000.01 – 300,000.00........	15.30	38.18	0.10	38.67	0.43	37.65	0.72	21.79
300,000.01 – 350,000.00........	8.31	15.28	0.00	18.16	0.00	13.96	0.33	8.79
350,000.01 – 400,000.00........	6.84	6.00	11.66	2.32	16.27	4.74	13.30	7.92
400,000.01 – 450,000.00........	5.16	1.75	14.24	0.70	19.99	0.56	14.35	6.29
450,000.01 – 500,000.00........	4.66	1.89	11.44	0.76	11.80	0.11	13.38	5.22
500,000.01 – 550,000.00........	3.73	0.67	8.37	0.00	11.12	0.12	11.06	4.14
550,000.01 – 600,000.00........	4.23	0.00	9.42	0.00	7.73	0.06	8.65	3.63
600,000.01 – 650,000.00........	2.46	0.00	8.05	0.00	6.75	0.00	8.70	3.16
650,000.01 – 700,000.00........	1.81	0.00	4.03	0.00	2.40	0.00	4.17	1.59
700,000.01 – 800,000.00........	3.30	0.00	6.56	0.00	5.36	0.00	6.42	2.64
800,000.01 – 900,000.00........	3.59	0.00	3.40	0.00	0.79	0.00	4.35	1.76
900,000.01 – 1,000,000.00.....	4.36	0.00	7.28	0.00	5.28	0.00	6.81	2.95
1,000,000.01 – 1,100,000.00..	1.38	0.00	0.85	0.00	0.00	0.00	0.47	0.39
1,100,000.01 – 1,200,000.00..	2.12	0.00	2.31	0.00	2.04	0.00	1.22	0.88
1,200,000.01 – 1,300,000.00..	1.67	0.00	2.48	0.00	0.00	0.00	1.07	0.71
1,300,000.01 – 1,400,000.00..	1.42	0.00	2.19	0.00	2.41	0.00	0.29	0.61
1,400,000.01 – 1,500,000.00..	2.34	0.00	1.19	0.00	1.31	0.00	0.31	0.60
1,500,000.01 – 1,600,000.00..	0.42	0.00	0.00	0.00	1.35	0.00	0.33	0.19
1,600,000.01 – 1,700,000.00..	0.44	0.00	0.65	0.00	0.00	0.00	0.70	0.27
1,700,000.01 – 1,800,000.00..	0.47	0.00	0.00	0.00	0.00	0.00	0.36	0.14
1,800,000.01 – 1,900,000.00..	0.00	0.00	0.76	0.00	0.00	0.00	0.00	0.08
1,900,000.01 – 2,000,000.00..	0.00	0.00	1.56	0.00	0.00	0.00	1.27	0.40
2,000,000.01 – 2,100,000.00..	1.65	0.00	1.63	0.00	1.78	0.00	0.00	0.50
2,100,000.01 – 2,200,000.00..	0.00	0.00	0.86	0.00	0.00	0.00	0.00	0.09
2,200,000.01 – 2,300,000.00..	1.19	0.00	0.91	0.00	0.00	0.00	0.00	0.27
2,300,000.01 – 2,400,000.00..	0.63	0.00	0.00	0.00	0.00	0.00	0.00	0.10
2,400,000.01 – 2,500,000.00..	0.65	0.00	0.00	0.00	2.22	0.00	0.00	0.20
2,500,000.01 – 2,600,000.00..	0.00	0.00	0.00	0.00	0.00	0.00	0.53	0.10
2,600,000.01 – 2,700,000.00..	1.41	0.00	0.00	0.00	0.00	0.00	0.00	0.22
2,700,000.01 – 2,800,000.00..	0.72	0.00	0.00	0.00	0.00	0.00	0.59	0.22
3,500,000.01+........................	1.12	0.00	0.00	0.00	0.00	0.00	0.00	0.17
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $294,195; $197,644; $585,932; $196,298; $511,780; $185,616; $533,806; and $260,628 for groups 1 through 7 and the aggregate respectively.

Mortgage Rates for the Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
1.000 – 1.249	53.60%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	8.22%
1.250 – 1.499	13.53	0.00	0.00	0.00	0.00	0.00	0.00	2.07
1.500 – 1.749	10.17	0.00	0.00	0.00	0.00	0.00	0.00	1.56
1.750 – 1.999	9.71	0.00	0.00	0.00	0.00	0.00	0.00	1.49
2.000 – 2.249	2.29	0.00	0.00	0.00	0.00	0.00	0.00	0.35
2.250 – 2.499	1.57	0.00	0.00	0.00	0.00	0.00	0.00	0.24
2.500 – 2.749	3.20	0.00	0.00	0.00	0.00	0.00	0.00	0.49
2.750 – 2.999	0.04	0.00	0.21	0.00	0.00	0.00	0.00	0.03
3.000 – 3.249	0.46	0.61	0.34	0.00	0.00	0.00	0.00	0.16
3.250 – 3.499	0.37	1.94	3.53	0.00	0.00	0.00	0.00	0.60
3.500 – 3.749	0.13	3.06	2.89	0.12	0.00	0.00	0.09	0.64
3.750 – 3.999	1.62	3.57	3.29	0.22	0.33	0.00	0.33	1.02
4.000 – 4.249	0.42	5.01	8.60	0.46	0.85	0.04	0.00	1.50
4.250 – 4.499	1.26	3.92	9.15	1.48	2.19	0.04	0.44	1.78
4.500 – 4.749	0.16	5.22	3.58	4.37	3.96	0.90	1.41	1.89
4.750 – 4.999	0.47	6.11	6.42	10.02	8.27	5.21	8.65	5.73
5.000 – 5.249	0.86	7.58	6.86	10.74	13.55	7.91	16.95	8.81
5.250 – 5.499	0.14	12.23	10.86	17.25	20.63	12.89	22.21	13.01
5.500 – 5.749	0.00	13.34	15.12	9.81	9.84	15.17	13.74	11.88
5.750 – 5.999	0.00	11.57	8.97	13.29	11.71	18.84	7.87	11.55
6.000 – 6.249	0.00	6.49	5.25	9.72	11.13	7.59	4.08	5.68
6.250 – 6.499	0.00	4.15	4.55	11.17	8.41	7.36	5.69	5.55
6.500 – 6.749	0.00	2.68	3.01	3.13	3.65	6.54	3.16	3.86
6.750 – 6.999	0.00	4.31	3.62	4.10	2.78	7.34	5.30	4.78
7.000 – 7.249	0.00	2.85	1.23	2.12	1.75	4.69	4.78	3.20
7.250 – 7.499	0.00	2.90	0.95	1.49	0.00	2.73	2.28	1.88
7.500 – 7.749	0.00	2.46	1.56	0.51	0.58	1.66	1.63	1.36
7.750 – 7.999	0.00	0.00	0.00	0.00	0.37	1.09	1.31	0.66
8.000 – 8.249	0.00	0.00	0.00	0.00	0.00	0.00	0.10	0.02
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 1.471%; 5.402%; 5.192%; 5.630%; 5.563%; 5.913%; 5.687%; and 5.036% for groups 1 through 7 and the aggregate respectively.

Original Loan-to-Value Ratios for Mortgage Loans (1)

Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0.00 – 30.00	0.78%	0.07%	0.44%	0.21%	0.00%	0.32%	0.33%	0.36%
30.01 – 40.00	0.59	0.48	0.49	0.22	0.00	0.41	0.87	0.51
40.01 – 50.00	2.22	1.43	2.77	1.10	2.57	1.28	1.24	1.63
50.01 – 55.00	1.63	1.10	0.81	0.72	0.58	1.03	1.94	1.24
55.01 – 60.00	6.55	1.14	2.03	1.74	4.49	1.81	3.30	2.90
60.01 – 65.00	7.62	3.07	5.80	2.90	6.02	2.92	3.86	4.27
65.01 – 70.00	14.91	36.56	31.16	17.93	19.55	22.73	14.59	21.80
70.01 – 75.00	22.53	7.59	14.01	6.76	9.52	7.38	15.18	11.95
75.01 – 80.00	36.82	40.22	40.90	61.60	53.55	54.85	56.22	49.78
80.01 – 85.00	0.80	0.54	0.44	0.58	0.07	0.65	0.06	0.50
85.01 – 90.00	2.81	4.68	0.86	3.50	1.78	2.94	1.71	2.62
90.01 – 95.00	1.32	3.13	0.29	2.75	1.87	3.69	0.69	2.23
95.01 – 100.00	1.41	0.00	0.00	0.00	0.00	0.00	0.00	0.22
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 73.09%; 74.82%; 73.00%; 76.69%; 74.78%; 75.97%; 74.63%; and 74.84% for groups 1 through 7 and the aggregate respectively.

Geographic Distribution of the Mortgaged Properties for the Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
Alabama	0.05%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.02%
Arizona	1.71	5.43	4.44	8.76	7.39	9.32	6.21	6.57
Arkansas	0.00	0.00	0.00	0.13	0.00	0.02	0.00	0.01
California	20.03	28.46	49.18	22.27	39.02	16.52	32.43	25.88
Colorado	0.68	2.74	1.39	3.17	1.78	4.25	1.46	2.57
Connecticut	1.51	0.51	0.92	0.25	0.40	0.37	0.70	0.67
Delaware	2.79	0.99	0.54	0.27	1.73	0.50	0.27	0.90
District of Columbia	0.97	0.76	0.55	0.26	1.69	0.65	2.03	0.99
Florida	11.28	6.82	6.29	5.89	3.62	7.47	5.76	7.29
Georgia	0.83	1.41	0.17	2.09	1.38	2.07	0.73	1.34
Idaho	0.55	0.80	0.00	0.68	1.05	0.55	0.02	0.45
Illinois	3.08	12.18	13.38	9.91	12.05	12.58	13.45	11.17
Indiana	0.23	0.54	0.26	0.44	0.00	0.25	0.44	0.31
Iowa	0.00	0.07	0.00	0.54	0.00	0.29	0.12	0.16
Kansas	0.18	0.26	0.00	0.21	0.07	0.14	0.00	0.12
Kentucky	1.05	0.10	0.15	1.14	0.58	0.42	0.09	0.44
Louisiana	0.00	0.00	0.00	0.42	0.00	0.22	0.08	0.11
Maine	0.00	0.07	0.00	0.25	0.00	0.20	0.00	0.09
Maryland	5.75	3.95	1.21	6.08	3.60	6.78	4.83	5.23
Massachusetts	2.14	2.63	1.89	1.01	1.76	2.27	2.87	2.27
Michigan	4.84	3.33	1.99	1.45	1.82	2.33	1.04	2.47
Minnesota	0.00	0.23	0.00	0.12	0.33	0.35	0.00	0.17
Mississippi	0.00	0.00	0.00	0.00	0.00	0.07	0.00	0.03
Missouri	0.55	1.01	0.00	0.98	0.00	0.64	1.03	0.66
Montana	0.24	0.07	0.16	0.46	0.00	0.28	0.09	0.20
Nebraska	0.00	0.00	0.00	0.00	0.00	0.02	0.08	0.02
Nevada	2.76	6.31	3.67	6.58	3.92	4.37	3.30	4.13
New Hampshire	0.15	0.60	0.19	0.30	0.00	0.52	0.00	0.31
New Jersey	5.08	1.51	1.33	1.92	1.72	1.53	1.29	2.03
New Mexico	0.00	0.00	0.00	0.12	0.00	0.23	0.20	0.13
New York	3.11	2.62	2.21	2.10	1.95	2.14	4.12	2.71
North Carolina	11.18	2.09	1.33	3.67	0.98	3.63	1.52	3.88
Ohio	2.64	1.46	0.01	3.07	1.14	1.62	1.23	1.57
Oklahoma	0.01	0.08	0.00	0.23	0.00	0.09	0.19	0.09
Oregon	0.70	1.46	0.75	2.55	0.48	2.92	1.35	1.79
Pennsylvania	3.37	1.00	0.73	0.17	0.42	1.18	1.03	1.34
Rhode Island	0.84	0.49	0.00	0.77	0.00	0.24	0.12	0.32
South Carolina	3.67	1.05	0.95	1.46	0.39	1.81	1.15	1.73
South Dakota	0.00	0.06	0.00	0.00	0.00	0.22	0.00	0.09
Tennessee	0.13	0.41	0.00	0.24	0.00	0.52	0.32	0.32
Texas	0.22	1.07	0.21	1.63	1.31	1.45	0.72	0.96
Utah	0.36	0.93	0.72	0.19	0.34	1.62	0.28	0.88
Vermont	0.03	0.00	0.00	0.28	0.00	0.02	0.00	0.03
Virginia	6.70	4.94	5.08	4.84	8.39	4.38	8.24	5.80
Washington	0.58	1.13	0.32	2.51	0.35	2.49	1.08	1.48
West Virginia	0.00	0.02	0.00	0.15	0.00	0.16	0.00	0.07
Wisconsin	0.04	0.30	0.00	0.44	0.34	0.18	0.14	0.16
Wyoming	0.00	0.12	0.00	0.00	0.00	0.08	0.00	0.04
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Mortgagors' FICO Credit Scores for the Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0 – 0	0.51%	0.49%	0.89%	0.72%	0.00%	0.61%	0.38%	0.55%
1 – 499	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.01
500 – 549	0.98	0.00	0.00	0.00	0.00	0.01	0.00	0.16
550 – 574	0.08	0.04	0.00	0.00	0.00	0.02	0.13	0.05
575 – 599	1.64	0.11	0.00	0.00	0.00	0.15	0.00	0.32
600 – 619	1.63	0.45	0.14	0.40	0.00	0.23	0.42	0.49
620 – 639	8.08	4.25	3.96	5.52	5.42	4.95	4.26	5.18
640 – 659	9.46	5.06	3.02	7.84	7.91	6.94	6.27	6.71
660 – 679	12.50	18.01	13.95	16.05	15.49	14.45	11.17	13.95
680 – 699	13.35	16.93	18.96	13.82	13.90	16.61	14.10	15.64
700 – 719	14.87	14.13	13.57	16.89	16.37	15.61	15.80	15.28
720 – 739	10.58	13.81	14.04	13.87	12.75	13.10	14.25	13.12
740 – 759	8.92	9.17	13.24	11.08	8.51	11.03	12.77	10.97
760 – 779	10.95	11.03	9.16	7.83	11.65	9.27	12.87	10.41
780 – 799	5.06	4.50	8.32	5.27	5.68	5.45	6.37	5.77
800 – 819	1.39	2.02	0.74	0.72	2.32	1.55	1.22	1.42
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 702; 710; 716; 708, 711; 710, 716; and 710 for groups 1 through 7 and the aggregate respectively.

Types of Mortgaged Properties for the Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
Two-to Four-Family Residence	3.60%	12.43%	3.09%	4.95%	1.43%	8.48%	2.84%	6.00%
Co-op	0.21	0.00	0.00	0.00	1.24	0.08	0.25	0.17
Condominium	12.23	12.12	9.09	11.54	6.31	12.78	7.48	10.89
PUD	23.87	24.66	29.26	29.43	33.93	28.53	29.93	28.07
Single Family Residence	60.08	50.79	58.57	54.08	57.08	50.13	59.50	54.87
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Occupancy Types for the Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
Investment	17.41%	26.47%	10.65%	16.51%	5.21%	20.98%	2.74%	15.50%
Primary	69.80	71.12	85.05	78.14	89.60	75.39	93.47	79.32
Second Home	12.79	2.40	4.31	5.35	5.19	3.63	3.79	5.17
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Loan Purpose of the Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
Refinance (Cash Out)	49.23%	24.70%	26.40%	27.24%	28.04%	26.90%	27.21%	30.19%
Purchase	34.20	67.00	63.67	60.95	56.94	61.73	55.53	56.78
Refinance (Rate/Term)	16.57	8.30	9.94	11.81	15.01	11.38	17.26	13.03
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Documentation Programs of the Mortgage Loans

Documentation Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
Income & Employment Verified / Assets Verified	34.91%	25.52%	27.01%	44.93%	44.18%	43.86%	54.34%	41.05%
Income & Employment Verified/Assets Not Verified	0.00	0.35	0.15	0.47	0.00	0.44	0.00	0.23
No Employment or Income Verification / Assets Not Verified	0.00	20.68	14.26	15.53	12.12	17.58	9.81	13.02
No Employment or Income Verification / Assets Verified	0.00	11.31	13.62	6.45	2.57	6.80	4.30	6.20
Verbal Verification of Employment / Assets Not Verified	16.02	4.34	3.62	5.93	0.88	4.75	2.78	5.83
Verbal Verification of Employment / Assets Verified	49.07	37.81	41.34	26.69	40.24	26.57	28.76	33.66
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Original Term to Maturity for the Mortgage Loans (1)

Original Term to Maturity in months	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
180	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
358	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.01
360	90.00	100.00	100.00	100.00	100.00	99.97	100.00	98.46
480	9.91	0.00	0.00	0.00	0.00	0.00	0.00	1.52
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 372 months; 360 months; 360 months; 360 months; 360 months; 360 months; 360 months; and 362 months for groups 1 through 7 and the aggregate respectively.

Remaining Terms to Stated Maturity for the Mortgage Loans (1)

Range of Remaining Terms to Maturity in months	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
120 – 179	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
300 – 359	52.42	57.63	55.34	64.07	74.99	52.94	52.55	55.05
360 – 480	47.49	42.36	44.66	35.93	25.01	47.06	47.45	44.94
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 371 months; 359 months; 359 months; 359 months; 359 months; 359 months; 359 months; and 361 months for groups 1 through 7 and the aggregate respectively.

Index for the Mortgage Loans

Index	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
1 YR CMT	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.13%	0.03%
1 Mo MTA	100.00	0.00	0.00	0.00	0.00	0.00	0.00	15.33
1 Mo LIBOR	0.00	12.36	17.59	0.00	0.00	0.00	0.00	2.99
1 YR LIBOR	0.00	38.37	47.69	35.34	49.77	34.71	68.83	38.28
6 Mo LIBOR	0.00	49.27	34.72	64.66	50.23	65.27	31.04	43.37
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Months to Roll for the Mortgage Loans (1)

Range of Months to Roll	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0 – 3	98.11%	11.83%	17.19%	0.00%	0.00%	0.00%	0.00%	17.94%
4 – 6	0.77	1.86	1.48	0.00	0.00	0.00	0.00	0.45
7 – 9	0.00	0.12	0.00	0.00	0.00	0.00	0.00	0.01
10 – 12	1.10	36.79	45.96	0.00	0.00	0.00	0.00	8.42
13 – 15	0.01	1.53	1.73	0.00	0.00	0.02	0.13	0.36
16 – 18	0.00	0.00	0.20	0.00	0.00	0.00	0.00	0.02
19 – 21	0.00	0.08	0.00	0.00	0.00	0.00	0.00	0.01
22 – 24	0.00	45.51	32.72	0.00	0.00	0.00	0.00	7.76
25 – 27	0.00	2.27	0.72	0.00	0.00	0.00	0.00	0.30
28 – 30	0.00	0.00	0.00	0.23	0.00	0.00	0.00	0.01
31 – 33	0.00	0.00	0.00	0.66	2.52	0.00	0.00	0.15
34 – 36	0.00	0.00	0.00	95.31	96.73	0.00	0.13	9.19
37 – 42	0.00	0.00	0.00	3.80	0.75	0.00	0.00	0.22
43 – 45	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00
46 – 51	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.01
52 – 54	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.01
55 – 57	0.00	0.00	0.00	0.00	0.00	0.29	0.48	0.20
58 – 60	0.00	0.00	0.00	0.00	0.00	95.37	93.91	52.38
61 – 81	0.00	0.00	0.00	0.00	0.00	4.28	4.99	2.50
82 – 84	0.00	0.00	0.00	0.00	0.00	0.00	0.35	0.07
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average months to roll of the Mortgage Loans was approximately 1 month; 16 months; 14 months; 35 months; 35 months; 59 months; 59 months; and 39 months for groups 1 through 7 and the aggregate respectively.

Maximum Mortgage Rates of the Mortgage Loans (1)

Range of Maximum Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
6.001 – 8.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.03%
8.501 – 8.750	0.00	0.00	0.00	0.00	0.00	0.00	0.09	0.02
8.751 – 9.000	0.00	0.07	0.00	0.00	0.00	0.00	0.33	0.07
9.001 – 9.250	0.00	0.06	0.00	0.18	0.00	0.04	0.10	0.05
9.251 – 9.500	0.00	1.53	0.00	0.41	0.41	0.25	0.87	0.44
9.501 – 9.750	0.00	0.78	0.00	1.92	0.83	2.16	3.14	1.59
9.751 – 10.000	77.92	3.89	1.09	2.92	1.88	7.02	14.76	18.02
10.001 – 10.250	0.00	2.79	1.97	5.90	2.91	10.56	19.06	8.35
10.251 – 10.500	17.31	7.42	5.02	8.56	7.86	15.18	18.61	13.71
10.501 – 10.750	4.78	9.41	7.95	13.19	13.78	15.86	10.95	11.57
10.751 – 11.000	0.00	20.68	25.37	19.75	19.18	14.48	5.91	12.81
11.001 – 11.250	0.00	8.96	11.30	21.41	25.02	7.10	4.71	7.69
11.251 – 11.500	0.00	10.80	11.40	15.23	17.31	7.21	4.35	7.20
11.501 – 11.750	0.00	7.67	6.66	4.13	4.28	5.98	3.94	4.74
11.751 – 12.000	0.00	18.80	25.24	3.89	4.32	6.60	6.11	8.34
12.001 – 12.250	0.00	2.58	0.80	1.51	1.30	3.71	2.58	2.30
12.251 – 12.500	0.00	4.36	2.14	1.00	0.58	2.34	2.45	2.03
12.501 – 12.750	0.00	0.07	0.86	0.00	0.00	1.50	1.65	0.95
12.751 – 13.000	0.00	0.14	0.20	0.00	0.37	0.01	0.13	0.08
13.001 – 13.250	0.00	0.00	0.00	0.00	0.00	0.00	0.10	0.02
Total:	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.048%; 11.223%; 11.337% 10.990%; 11.061%; 10.916%; 10.683%; and 10.821% for groups 1 through 7 and the aggregate respectively.

Initial Periodic Rate Cap of the Mortgage Loans (1)

Initial Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0.000..............................	100.00%	13.40%	18.26%	0.00%	0.00%	0.00%	0.00%	18.49%
1.000..............................	0.00	0.37	0.40	0.00	0.00	0.00	0.00	0.08
2.000..............................	0.00	38.37	47.69	35.34	49.77	0.00	0.00	12.61
3.000..............................	0.00	47.87	33.64	64.66	50.23	0.28	0.54	13.81
5.000..............................	0.00	0.00	0.00	0.00	0.00	99.72	99.46	55.01
Total:	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***	***100.00%***

(1) As of the Cut-off Date, the non-zero weighted average Initial Periodic Rate Cap of the Mortgage Loans was approximately 0.000%; 2.549%; 2.407%; 2.647%;2.502%; 4.994%; 4.989%; and 4.193% for groups 1 through 7 and the aggregate respectively.

Subsequent Periodic Rate Cap of the Mortgage Loans (1)

Subsequent Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
0.000	100.00%	13.40%	18.26%	0.00%	0.00%	0.00%	0.00%	18.49%
1.000	0.00	48.23	34.05	64.66	50.23	65.27	31.04	43.20
2.000	0.00	38.37	47.69	35.34	49.77	34.73	68.96	38.31
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the non zero weighted average subsequent Periodic Rate Cap of the Mortgage Loans was approximately 0.000%; 1.443%; 1.583%; 1.353%; 1.498%; 1.347%; 1.690%; and 1.470% for groups 1 through 7 and the aggregate respectively.

Gross Margins of the Mortgage Loans (1)

Range of Gross Margins (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
1.501 - 1.750	0.00%	0.15%	1.41%	0.00%	0.00%	0.01%	0.00%	0.16%
1.751 - 2.000	0.00	0.79	0.20	0.00	0.00	0.00	0.00	0.10
2.001 - 2.250	1.19	53.14	64.68	50.65	73.99	57.02	74.04	52.55
2.251 - 2.500	15.19	5.11	2.33	1.09	2.22	7.73	2.76	6.54
2.501 - 2.750	11.36	2.82	4.85	0.17	2.24	0.26	0.76	2.86
2.751 - 3.000	30.55	2.60	4.24	0.00	0.00	0.06	0.11	5.41
3.001 - 3.250	16.09	1.92	2.28	0.39	0.00	0.10	0.16	2.97
3.251 - 3.500	11.88	1.13	2.02	0.13	0.00	0.03	0.19	2.19
3.501 - 3.750	5.89	1.75	1.93	0.25	0.00	0.04	0.08	1.31
3.751 - 4.000	5.28	1.37	1.44	0.31	0.00	0.06	0.00	1.13
4.001 - 4.250	0.75	0.92	0.99	0.00	0.00	0.00	0.00	0.31
4.251 - 4.500	1.18	0.22	0.53	0.00	0.00	0.00	0.00	0.26
4.501 - 4.750	0.50	0.20	0.80	0.00	0.00	0.00	0.00	0.18
4.751 - 5.000	0.01	27.45	12.00	47.02	21.55	34.55	21.80	23.87
5.001+	0.13	0.43	0.31	0.00	0.00	0.14	0.10	0.16
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 2.999%; 3.165%; 2.783%; 3.560%; 2.859%; 3.228%; 2.866%; and 3.073% for groups 1 through 7 and the aggregate respectively.

Prepayment Penalties of the Mortgage Loans

Prepayment Penalty of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
None	49.38%	92.71%	96.88%	90.92%	95.56%	92.42%	93.56%	86.59%
1 Year Prepay	39.75	0.38	0.32	0.00	0.00	0.23	0.56	6.36
2 Year Prepay	0.00	6.91	2.12	8.95	3.75	7.27	4.00	4.90
3 Year Prepay	10.87	0.00	0.00	0.13	0.00	0.08	0.00	1.70
5 Year Prepay	0.00	0.00	0.68	0.00	0.69	0.00	1.88	0.46
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Loan Product of the Mortgage Loans

Loan Product of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
1 Mo LIBOR	0.00%	0.58%	0.82%	0.00%	0.00%	0.00%	0.00%	0.14%
1 Mo LIBOR IO	0.00	11.78	16.77	0.00	0.00	0.00	0.00	2.85
1 Mo MTA	100.00	0.00	0.00	0.00	0.00	0.00	0.00	15.33
1/1 LIBOR	0.00	17.25	20.07	0.00	0.00	0.00	0.00	3.72
1/1 LIBOR IO	0.00	21.11	27.63	0.00	0.00	0.00	0.00	4.86
2/6 LIBOR	0.00	8.70	3.46	0.00	0.00	0.00	0.00	1.20
2/6 LIBOR IO	0.00	39.16	30.19	0.00	0.00	0.00	0.00	6.88
3/1 LIBOR	0.00	0.00	0.00	2.48	4.07	0.00	0.00	0.31
3/1 LIBOR IO	0.00	0.00	0.00	44.34	53.13	0.00	0.00	4.63
3/6 LIBOR	0.00	0.00	0.00	11.89	3.04	0.00	0.00	0.73
3/6 LIBOR IO	0.00	0.00	0.00	41.28	39.76	0.00	0.00	3.87
5/1 CMT	0.00	0.00	0.00	0.00	0.00	0.02	0.13	0.03
5/1 LIBOR	0.00	0.00	0.00	0.00	0.00	3.08	8.93	2.82
5/1 LIBOR IO	0.00	0.00	0.00	0.00	0.00	31.63	59.54	22.78
5/6 LIBOR	0.00	0.00	0.00	0.00	0.00	10.36	4.10	4.53
5/6 LIBOR IO	0.00	0.00	0.00	0.00	0.00	54.91	26.93	24.99
6 Mo LIBOR	0.00	0.11	0.00	0.00	0.00	0.00	0.00	0.01
6 Mo LIBOR IO	0.00	1.30	1.07	0.00	0.00	0.00	0.00	0.24
7/1 LIBOR	0.00	0.00	0.00	0.00	0.00	0.00	0.35	0.07
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Interest Only Terms of the Mortgage Loans

Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VII Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Total Mortgage Loans
No IO terms	100.00%	14.61%	6.65%	14.38%	7.11%	13.46%	13.53%	25.92%
1.5 Years	0.00	0.00	0.00	0.00	0.88	0.00	0.00	0.04
2 Years	0.00	0.00	0.00	0.00	0.87	0.00	0.00	0.04
2.25 Years	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00
2.5 Years	0.00	0.00	0.00	0.23	0.14	0.00	0.00	0.02
3 Years	0.00	0.00	0.00	32.61	43.81	0.00	0.00	3.62
3.5 Years	0.00	0.00	0.00	0.00	0.00	0.00	0.68	0.13
4 Years	0.00	0.00	0.00	0.00	0.00	0.03	0.21	0.05
4.25 Years	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.01
4.5 Years	0.00	0.00	0.00	0.00	0.00	0.00	0.21	0.04
5 Years	0.00	74.31	67.80	52.77	47.20	86.50	85.38	66.46
10 Years	0.00	11.08	25.55	0.00	0.00	0.00	0.00	3.67
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

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American Home Mortgage

$449,190,000

American Home Mortgage Investment Trust 2005-1
Mortgage Backed Notes, Series 2005-1,
Group VIII

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, NA
RMBS Master Servicer/Securities Administrator

Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Citigroup Global Markets Inc.
UBS Investment Bank
Underwriters

All Statistical Information based upon Information as of March 1, 2005.

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$449,190,000

American Home Mortgage Securities, LLC

Mortgage Backed Notes, Series 2005-1, Group VIII

Class	Size (1)	Rating S&P/Mdys	Credit Enhance% (1)(2)	Note Interest Rate	WALs (5)	Collateral	Note Type
Group 8 Offered Notes							
VIII-A-1	$409,343,000	AAA/Aaa	7.35%	Fixed (3)	3.16	Fixed Rate	Group 8 Senior
VIII-A-2	$16,847,000	AAA/Aaa	7.35%	Fixed (3)	8.34	Fixed Rate	Group 8 Senior
VIII-M-1	$23,000,000	AA/NR	2.35%	LIBOR (4)	5.56	Fixed Rate	Group 8 Sub.
Non Offered Securities							
VIII-M-2	$4,830,000	A/NR	1.30%	LIBOR (4)	Info Not Provided	Fixed Rate	Group 8 Sub.
VIII-M-3	$920,000	A-/NR	1.10%	LIBOR (4)		Fixed Rate	Group 8 Sub.
VIII-M-4	$2,530,000	BBB+/NR	0.55%	LIBOR (4)		Fixed Rate	Group 8 Sub.
VIII-M-5	$460,000	BBB/NR	0.45%	LIBOR (4)		Fixed Rate	Group 8 Sub.
VIII-M-6	$460,000	BBB-/NR	0.35%	LIBOR (4)		Fixed Rate	Group 8 Sub.
N	Notional	Information Not Provided					NIM
Trust Cert	Notional						Trust Certificate

- Notes are subject to a 10% Optional Termination.
- Prepayment Pricing Speed Assumption for Group 8 is: 8% CPR to 24% CPR in first 12 months and 24% CPR thereafter.
- Notes are subject to a variance of +/- 10%.
- The Class VIII-M-1, Class VIII-M-2 and Class VIII-M-3 Notes, Class VIII-M-4, Class VIII-M-5 and Class VIII-M-6 Notes (collectively, the "Class VIII-M Notes") will settle flat.
- The Class VIII-M Notes will accrue interest on an Actual/360 basis.
- The Trust will include Group 1 through 7 and Group 9. No cash from Group 9 will be available to pay the Group 8 Notes. Excess Cashflow from Mortgage Loan Groups 1 through 7 will be available to some extent to pay the Group 8 Notes, and vice versa, as described in this term sheet and further in the prospectus supplement. Excess Cashflow from Group 8 will not be available to pay the Group 9 Notes.
- It is expected that the Mortgage Loan Seller, or its affiliates, will retain the Trust Certificates.

(1) The class sizes and related credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC level and OC Target amount for the Group 8 Notes will equal 0.35% of the Cut-Off Date unpaid principal balance of the related mortgage loans plus the related pre-funded amount. Excess spread will be applied to pay principal, resulting in a limited acceleration of the Notes, in order to maintain the OC level at the OC Target.

(3) The Note Interest Rate for the Class VIII-A-1 and VIII-A-2 Notes (collectively, the "Class VIII-A Notes") will be a fixed rate equal to 5.500% subject to the related Available Funds Rate described herein. On the first payment date after the earlier of (i) the payment date in March 2015 or (ii) the first possible Optional Termination Date, the Note Interest Rate for the Class VIII-A-1 and Class VIII-A-2 Notes will increase by 0.50%.

(4) The Note Interest Rate for the Class VIII-M-1, Class VIII-M-2, Class VIII-M-3, Class VIII-M-4, Class VIII-M-5 and Class VIII-M-6 Notes will be a floating rate based on the least of (i) One-Month LIBOR plus 0.60%, 0.85%, 1.00% , 2.00% , 2.00% and 2.10%, respectively, and (ii) a maximum note interest rate of 10.00% subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class VIII-M and Class VIII-B Notes will increase to 1.5 times the original margin.

(5) WALs are calculated at the pricing speed to the 10% Optional Termination.

COLLATERAL DESCRIPTION

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first and second liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit III attached hereto.
- Approximately 80.70% of the mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 8.00% of the mortgage loans have a loan-to-value ratio greater than 80%.
- Approximately 0.00% of the mortgage loans have an loan-to-value greater than 80% and do not have MI.
- As of the Cut-Off Date, none of the mortgage loans will be greater than 30-days delinquent.
- Approximately 25.88% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Notes by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

LOAN GROUP DESCRIPTION

- Group 8 – *Fixed Rate Mortgages.*

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Orig Term	Avg Bal
Non Conforming 15 Yr Fixed Non IO	1.80	5.875	5.625	179	180	453,877
Non Conforming 30 Yr Fixed Non IO	11.26	6.588	6.338	359	360	355,777
Non Conforming 30 Yr Fixed 5 Year IO	6.24	7.196	6.946	359	360	445,452
Conforming 15 Yr Fixed Non IO	4.73	6.025	5.775	179	180	137,849
Conforming 30 Yr Fixed Non IO	56.33	6.606	6.356	359	360	146,527
Conforming 30 Yr Fixed 5 Year IO	19.64	6.493	6.243	359	360	170,074
Group 8 Totals:	**100%**	**6.578%**	**6.328%**	**347**	**348**	**171,301**

Summary of Terms:

Depositor:	American Home Mortgage Securities, LLC.
RMBS Servicer/Securities Administrator:	Wells Fargo Bank, NA.
RMBS Servicer:	The mortgage loans are serviced by American Home Mortgage Servicing, Inc. (servicing operations are expected to move from Maryland to Texas by July 31, 2005).
Underwriters:	Bear, Stearns & Co. Inc. (lead manager) and Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Investment Bank (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	March 1, 2005.
Closing Date:	March 23, 2005.
Payment Date:	25th day of each month (or the next business day), commencing April 25, 2005.
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 10% of the aggregate principal balance of the Mortgage Loans in Groups 1-8 as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-7 mortgage loans and Group 8 mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of such group as of the Cut-Off Date plus amounts on deposit in the related prefunding account as of the Closing Date as provided for in the prospectus supplement.
Group 8 Prefunding Accounts:	On the Closing Date cash in the estimated amount of approximately $63,354,108 will be deposited into the Group 8 Prefunding Account, but in no case more than 25% of the total mortgage loan group as of the Cut-Off Date, and thereafter used to purchase additional related mortgage loans during the period ending no later than June 30, 2005 (the "Pre-Funding Period"). Any balance remaining in the Group 8 Prefunding Account after the end of the Pre-Funding Period will be distributed as principal to the Class VIII-A Notes on the following Distribution Date.
Registration:	The Offered Notes will be available in book-entry form through DTC.
Denominations:	The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.
Federal Tax Treatment:	The Offered Notes will be characterized as debt for federal income tax purposes.

ERISA Considerations:

The Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Notes.

SMMEA Eligibility:

The Class VIII-A-1, Class VIII-A-2 and Class VIII-M-1 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances:

The RMBS Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.

Net Mortgage Rate:

On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.

Accrual Period:

The "accrual period" for all of the Class VIII-M Notes will be the period from and including the preceding payment date (or from the Closing Date with respect to the first payment date) to and including the day prior to the current payment date. The "accrual period" for the Class VIII-A Notes will be the calendar month preceding the month in which the payment date occurs, beginning in April 2005. The Securities Administrator will calculate interest on the Class VIII-M Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class VIII-A Notes on a 30/360 basis.

Credit Enhancement for the Group 8 Notes

Subordination (includes initial OC):

Initially, 7.35% for the Class VIII-A Notes, 2.35% for the Class VIII-M-1 Notes, 1.30% for the Class VIII-M-2, 1.00% for the Class VIII-M-3 Notes, 0.55% for the Class VIII-M-4 Notes, 0.45% for the Class VIII-M-5 Notes and 0.35% for the Class VIII-M-6 Notes.

- Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately 98 bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on the Group 8 Notes and to replenish OC as needed.

Available Funds

For any payment date and with respect to loan group 8, an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Servicer for such Payment date in respect of the group 8 mortgage loans, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments and (4) amounts transferred from the Group VIII Interest Coverage Account and, at the end of the Funding Period, any excess amounts transferred from the Group VIII Pre-Funding Account, and (5) interest earned on amounts on deposit in the Group VIII Pre-Funding Account, net of (x) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Servicer, the Securities Administrator, the Indenture Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the Payment account.

Accrued Note Interest: For any payment date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such payment date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.

Available Funds Rate: On any Payment Date and any class of Class VIII-A Notes and Class VIII-M Notes, the per annum rate equal to the (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans in loan group 8 included in the trust as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the related Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the group 8 mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

Adjustment Fraction: For any Payment Date with respect to the Class VIII-A and Class VIII-M Notes, a fraction, (x) the numerator of which is the aggregate Stated Principal Balance of the Group VIII Loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Class VIII-A and Class VIII-M Notes immediately prior to that Payment Date.

Principal Remittance Amount: For any payment date and loan group 8, the sum of (a) the principal portion of all scheduled monthly payments on the group 8 mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of a mortgage loans in the loan group 8 and (c) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the group 8 mortgage loans.

Group 8 Basic Principal Distribution Amount: With respect to any payment date and loan group 8, the lesser of (a) the excess of (i) the Group 8 Available Funds for such payment date over (ii) the aggregate amount of Accrued Note Interest for the Group VIII Notes for such payment date and (b) the related Principal Remittance Amount.

Group 8 Principal Distribution Amount: For any payment date and loan group 8, the sum of (a) the Group 8 Basic Principal Distribution Amount and (b) the Group 8 Overcollateralization Increase Amount.

Group 8 Net Monthly Excess For any payment date, the sum of (1) the excess of (x) the Group 8 Available Funds

Cashflow:	for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Group 8 Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group 8 Notes and (2) amounts payable from the Net Monthly Excess Cashflow from the Group 1-7 Loans as provided in the indenture.
Group 8 Overcollateralization Increase Amount:	With respect to any payment pate on or prior to the earlier of (x) the first possible optional termination date with respect to the Group VIII Loans and (y) the payment date in March 2015, the lesser of (i) the Group 8 Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group 8 Overcollateralization Target Amount over (b) the Group 8 Overcollateralization Amount on such payment date after taking into account payments to the Group 8 Notes of the Group 8 Basic Principal Distribution Amount on such payment date, and thereafter, the Group 8 Net Monthly Excess Cashflow for such payment date.
Group 8 Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group 8 mortgage loans and the Group VIII Prefunded Amount exceeds (ii) the aggregate note principal balance of the Group 8 Notes as of such payment date.
Group 8 Overcollateralization Target Amount and Overcollateralization Floor:	0.35% of the Cut-off Date Balance of the Mortgage Loans, including amounts in the Group 8 Prefunding Account as of the Closing Date.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any payment date for the Class VIII-A-1, Class VIII-A-2, Class VIII-M-1, Class VIII-M-2, Class VIII- M-3, Class VIII-M-4, Class VIII-M-5 and Class VIII-M-6 Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of the LIBOR-based rate and the maximum rate with respect to the Class VIII-M-1, Class VIII-M-2, Class VIII- M-3, Class VIII-M-4, Class VIII-M-5 and Class VIII-M-6 Notes or (ii) such class's fixed-rate with respect to the Class VIII-A Notes over (b) interest calculated at the Available Funds Rate plus (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow.
Group 8 Stepdown Date:	The later to occur of (x) the Payment Date occurring in April 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the VIII-A Notes (calculated for this purpose only after taking into account distributions of principal on the related Mortgage Loans, but prior to any distribution of the Group 8 Principal Distribution Amounts to the holders of the Group 8 Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately 14.70%.
Group 8 Trigger Event:	A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds 50% of the aggregate amount of the Class VIII-M Notes plus the Overcollateralization Amount or if the Cumulative Loss Test has been violated.

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
March 2008 through April 2009:	[1.75]%
March 2009 and thereafter:	[2.00]%

Priority of Payments:

Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for Loan Group 8 will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group VIII Available Funds, will be made according to the following priority:

Group 8 Interest Payments

1) From Group VIII Available Funds, concurrently, to the holders of the Class VIII-A Notes, pro rata, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group VIII Available Funds, to the holders of the Class VIII-M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group VIII Available Funds, to the holders of the Class VIII-M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group VIII Available Funds, to the holders of the Class VIII-M-3 Notes, the Accrued Note Interest for such class;
5) From remaining Group VIII Available Funds, to the holders of the Class VIII-M-4 Notes, the Accrued Note Interest for such class;
6) From remaining Group VIII Available Funds, to the holders of the Class VIII-M-5 Notes, the Accrued Note Interest for such class;
7) From remaining Group VIII Available Funds, to the holders of the Class VIII-M-6 Notes, the Accrued Note Interest for such class; and
8) Any remainder (to the extent not included as part of the Group 8 Principal Distribution Amount) to be included as Group 8 Net Monthly Excess Cashflow as described below.

Group 8 Principal Distributions:

Prior to the Group 8 Stepdown Date or on which a Group 8 Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group 8, payments of principal to the holders of the Class VIII-A-1 and Class VIII-A-2 Notes, sequentially, until the Note Principal Balance of each such class has been

reduced to zero;

2) To the holders of the Class VIII-M-1, Class VIII-M-2, Class VIII-M-3, Class VIII-M-4, Class VIII-M-5 and Class VIII-M-6 Notes, sequentially, from remaining principal collections derived from the Mortgage Loans, until the Note Principal Balance of such class has been reduced to zero;
3) as part of Group 8 Net Monthly Excess Cashflow as described below.

On or after the Group 8 Stepdown Date on which a Group 8 Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group 8, the Class VIII-A Principal Distribution Amount to the holders of the Class VIII-A-1 and Class VIII-A-2 Notes, sequentially, until the Note Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class VIII-M-1 Notes, Class VIII-M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
3) To the holders of the Class VIII-M-2 Notes, Class VIII-M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
4) To the holders of the Class VIII-M-3 Notes, Class VIII-M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
5) To the holders of the Class VIII-M-4 Notes, Class VIII-M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class VIII-M-5 Notes, Class VIII-M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
7) To the holders of the Class VIII-M-6 Notes, Class VIII-M-6 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
8) as part of Group 1-7 Net Monthly Excess Cashflow as described below.

Group 8 Net Monthly Excess Cashflow:

On Each Distribution Date, Group 8 Net Monthly Excess Cashflow will be distributed as follows:

(1.) to the holders of the Class VIII-A and Class VIII-M Notes in an amount equal to the Group 8 Overcollateralization Increase Amount, payable to such holders as part of the Group 8 Principal Distribution Amount in the same priority as described under "Group 8 Principal Distributions" above; to replenish the Overcollateralization Target Amount;
(2.) From remaining Group 8 Net Monthly Excess Cashflow, to the Class VIII-M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class VIII-M-1 Notes;
(3.) From remaining Group 8 Net Monthly Excess Cashflow, to the Class VIII-M-2 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized

Loss Amount, in that order, on the Class VIII-M-2 Notes;

(4.) From remaining Group 8 Net Excess Cashflow, to the Class VIII-M-3 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class VIII-M-3 Notes;

(5.) From remaining Group 8 Net Excess Cashflow, to the Class VIII-M-4 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class VIII-M-4 Notes;

(6.) From remaining Group 8 Net Excess Cashflow, to the Class VIII-M-5 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class VIII-M-5 Notes;

(7.) From remaining Group 8 Net Excess Cashflow, to the Class VIII-M-6 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class VIII-M-6 Notes;

(8.) From remaining Group 8 Net Excess Cashflow, to the Class VIII-B Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class VIII-B Notes;

(9.) Concurrently, to the VIII-A Notes any Net WAC Shortfall Carryforward Amount due to such class, pro rata; and then to the Class VIII-M-1, Class VIII-M-2, Class VIII-M-3, Class VIII-M-4, Class VIII-M-5 and Class VIII-M-6 Notes, in that order, any Basis Risk Shortfall Carryforward Amount for such notes;

(10.) To the Group 1-7 Notes any crossable payments as provided in the indenture;

(11.) To the holders of the Class N Notes as provided in the indenture; and

(12.) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Class VIII-A Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of Class VIII-A Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) 85.30% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period and (B) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class VIII-M-1 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 8 Principal Distribution Amount for that Payment Date after payment of the Class VIII-A Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Class VIII-A Notes (after taking into account the payment of the Class VIII-A Principal Distribution Amount and (2) the Note Principal Balance of the Class VIII-M-1 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 95.30% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class VIII-M-2 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B), an amount equal to the lesser of (x) the remaining Group 8 Principal Distribution Amount for that Payment Date after payment of the Class VIII-A Principal Distribution Amount and the Class VIII-M-1 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Class VIII-A Notes (after taking into account the payment of the Class VIII-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class VIII-M-1 Notes (after taking into account the payment of the Class VIII-M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class VIII-M-2 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 97.40% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class VIII-M-3 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 8 Principal Distribution Amount for that Payment Date after payment of the Class VIII-A Principal Distribution Amount, the Class VIII-M-1 Principal Distribution Amount and the Class VIII-M-2 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Class VIII-A Notes (after taking into account the payment of the Class VIII-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class VIII-M-1 Notes (after taking into account the payment of the Class VIII-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class VIII-M-2 Notes (after taking into account the payment of the Class VIII-M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class VIII-M-3 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 97.80% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class VIII-M-4 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 8 Principal Distribution Amount for that Payment Date after payment of the Class VIII-A Principal Distribution Amount, the Class VIII-M-1 Principal Distribution Amount, the Class VIII-M-2 Principal Distribution Amount and Class VIII-M-3 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Class VIII-A Notes (after taking into account the payment of the Class VIII-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class VIII-M-1 Notes (after taking into account the payment of the Class VIII-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class VIII-M-2 Notes (after taking into account the payment of the Class VIII-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class VIII-M-3 Notes (after taking into account the payment of the Class VIII-M-3 Principal Distribution Amount for such Payment Date) and (5) the Note Principal Balance of the Class VIII-M-4 Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 98.90% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class VIII-M-5 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 8 Principal Distribution Amount for that Payment Date after payment of the Class VIII-A Principal Distribution Amount, the Class VIII-M-1 Principal Distribution Amount, the Class VIII-M-2 Principal Distribution Amount, Class VIII-M-3 Principal Distribution Amount and Class VIII-M-4 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Class VIII-A Notes (after taking into account the payment of the Class VIII-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class VIII-M-1 Notes (after taking into account the payment of the Class VIII-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class VIII-M-2 Notes (after taking into account the payment of the Class VIII-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class VIII-M-3 Notes (after taking into account the payment of the Class VIII-M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class VIII-M-4 Notes (after taking into account the payment of the Class VIII-M-4 Principal Distribution Amount for such Payment Date) and (6) the Note Principal Balance of the Class VIII-M-5 Notes, immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 99.10% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class VIII-M-6 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 8 Principal Distribution Amount for that Payment Date after payment of the Class VIII-A Principal Distribution Amount, the Class VIII-M-1 Principal Distribution Amount, the Class VIII-M-2 Principal Distribution Amount, Class VIII-M-3 Principal Distribution Amount, Class VIII-M-4 Principal Distribution Amount and Class VIII-M-5 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Note

Principal Balance of the Class VIII-A Notes (after taking into account the payment of the Class VIII-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class VIII-M-1 Notes (after taking into account the payment of the Class VIII-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class VIII-M-2 Notes (after taking into account the payment of the Class VIII-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class VIII-M-3 Notes (after taking into account the payment of the Class VIII-M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class VIII-M-4 Notes (after taking into account the payment of the Class VIII-M-4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class VIII-M-5 Notes (after taking into account the payment of the Class VIII-M-5 Principal Distribution Amount for such Payment Date) and (7) the Note Principal Balance of the Class VIII-M-6 Notes immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately 99.30% and (ii) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 8 mortgage loans as of the last day of the related due period minus the related OC Floor.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the related Net Monthly Excess Cashflow, by an increase in the related Overcollateralization Increase Amount for that payment date; second, in reduction of the Overcollateralization Amount, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will be allocated to the Class VIII-M-6, Class VIII-M-5, Class VIII-M-4, Class VIII-M-3, Class VIII-M-2 and Class VIII-M-1 Notes, in that order, in each case until the related note principal balance has been reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class VIII-A Notes.

Once Realized Losses have been allocated to any class Class VIII-M Notes such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Group VIII Notes, other than the Class VIII-A Notes, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Exhibit I – Group 8 Net Monthly Excess Cashflow Schedule

Payment Date	Excess Basis Points	Payment Date	Excess Basis Points	Payment Date	Excess Basis Points	Payment Date	Excess Basis Points
25-Apr-05	96.9	25-Oct-07	110.8	25-Apr-10	114.7	25-Oct-12	122.5
25-May-05	97.9	25-Nov-07	109.8	25-May-10	116.5	25-Nov-12	121.4
25-Jun-05	97.1	25-Dec-07	112.2	25-Jun-10	115.1	25-Dec-12	123.1
25-Jul-05	98.2	25-Jan-08	111.2	25-Jul-10	116.8	25-Jan-13	122.0
25-Aug-05	97.5	25-Feb-08	111.8	25-Aug-10	115.4	25-Feb-13	122.3
25-Sep-05	97.7	25-Mar-08	116.1	25-Sep-10	115.6	25-Mar-13	126.6
25-Oct-05	98.9	25-Apr-08	113.3	25-Oct-10	117.3	25-Apr-13	122.9
25-Nov-05	98.2	25-May-08	113.1	25-Nov-10	116.0	25-May-13	124.5
25-Dec-05	99.5	25-Jun-08	111.6	25-Dec-10	117.7	25-Jun-13	123.5
25-Jan-06	98.9	25-Jul-08	113.4	25-Jan-11	116.4	25-Jul-13	125.1
25-Feb-06	99.2	25-Aug-08	111.8	25-Feb-11	116.6	25-Aug-13	124.2
25-Mar-06	102.7	25-Sep-08	111.9	25-Mar-11	121.3	25-Sep-13	124.5
25-Apr-06	100.0	25-Oct-08	113.7	25-Apr-11	117.0	25-Oct-13	126.1
25-May-06	101.5	25-Nov-08	112.2	25-May-11	118.7	25-Nov-13	125.2
25-Jun-06	100.9	25-Dec-08	114.0	25-Jun-11	117.5	25-Dec-13	126.8
25-Jul-06	102.4	25-Jan-09	112.5	25-Jul-11	119.2	25-Jan-14	126.0
25-Aug-06	101.7	25-Feb-09	112.6	25-Aug-11	117.9	25-Feb-14	126.4
25-Sep-06	102.2	25-Mar-09	117.7	25-Sep-11	118.1	25-Mar-14	130.3
25-Oct-06	103.8	25-Apr-09	112.9	25-Oct-11	119.8	25-Apr-14	127.2
25-Nov-06	103.1	25-May-09	114.7	25-Nov-11	118.6	25-May-14	128.8
25-Dec-06	104.9	25-Jun-09	113.2	25-Dec-11	120.2	25-Jun-14	128.0
25-Jan-07	104.1	25-Jul-09	115.0	25-Jan-12	119.0	25-Jul-14	129.6
25-Feb-07	104.6	25-Aug-09	113.5	25-Feb-12	119.2	25-Aug-14	128.9
25-Mar-07	109.2	25-Sep-09	113.6	25-Mar-12	122.3	25-Sep-14	129.3
25-Apr-07	105.7	25-Oct-09	115.4	25-Apr-12	119.7	25-Oct-14	130.9
25-May-07	107.7	25-Nov-09	113.9	25-May-12	121.3	25-Nov-14	130.2
25-Jun-07	106.8	25-Dec-09	115.7	25-Jun-12	120.1	25-Dec-14	131.8
25-Jul-07	108.9	25-Jan-10	114.2	25-Jul-12	121.8	25-Jan-15	131.2
25-Aug-07	108.0	25-Feb-10	114.4	25-Aug-12	120.7	25-Feb-15	131.7
25-Sep-07	108.6	25-Mar-10	119.3	25-Sep-12	120.9	25-Mar-15	135.2

Exhibit II – Collateral Summary

Original Principal Balances for the Mortgage Loans (1)

Range of Original Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
0.00 – 100,000.00	12.82%
100,000.01 – 200,000.00	34.28
200,000.01 – 300,000.00	24.42
300,000.01 – 350,000.00	7.47
350,000.01 – 400,000.00	6.01
400,000.01 – 450,000.00	2.01
450,000.01 – 500,000.00	3.11
500,000.01 – 550,000.00	1.26
550,000.01 – 600,000.00	0.77
600,000.01 – 650,000.00	1.52
650,000.01 – 700,000.00	0.74
700,000.01 – 800,000.00	2.57
800,000.01 – 900,000.00	0.92
900,000.01 – 1,000,000.00	1.26
1,400,000.01 – 1,700,000.00	0.38
1,700,000.01 – 1,800,000.00	0.46
Total:	**100.00%**

(1)As of the Date of Origination, the average principal balance of the Mortgage Loans was approximately $171,301.

Current Principal Balances for the Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
0.00 – 100,000.00	12.82%
100,000.01 – 200,000.00	34.31
200,000.01 – 300,000.00	24.47
300,000.01 – 350,000.00	7.48
350,000.01 – 400,000.00	6.02
400,000.01 – 450,000.00	1.90
450,000.01 – 500,000.00	3.11
500,000.01 – 550,000.00	1.26
550,000.01 – 600,000.00	0.77
600,000.01 – 650,000.00	1.52
650,000.01 – 700,000.00	0.92
700,000.01 – 800,000.00	2.40
800,000.01 – 900,000.00	0.93
900,000.01 – 1,000,000.00	1.26
1,400,000.01 – 1,700,000.00	0.38
1,700,000.01 – 1,800,000.00	0.46
Total:	**100.00%**

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $171,099.

Mortgage Rates for the Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
5.000 – 5.249...........	0.10%
5.250 – 5.499...........	0.53
5.500 – 5.749...........	2.13
5.750 – 5.999...........	10.72
6.000 – 6.249...........	15.41
6.250 – 6.499...........	19.41
6.500 – 6.749...........	18.46
6.750 – 6.999...........	11.65
7.000 – 7.249...........	4.93
7.250 – 7.499...........	5.52
7.500 – 7.749...........	4.47
7.750 – 7.999...........	3.36
8.000 – 8.249...........	0.38
8.250 – 8.499...........	0.28
8.500 – 8.749...........	0.21
8.750 – 8.999...........	0.47
9.000 – 9.249...........	1.95
9.750 – 9.999...........	0.01
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 6.578%.

Original Loan-to-Value Ratios for Mortgage Loans (1)

Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
0.00 – 30.00..............	0.61%
30.01 – 40.00............	1.28
40.01 – 50.00............	2.98
50.01 – 55.00............	1.83
55.01 – 60.00............	3.00
60.01 – 65.00............	6.67
65.01 – 70.00............	20.31
70.01 – 75.00............	7.43
75.01 – 80.00............	47.89
80.01 – 85.00............	0.99
85.01 – 90.00............	4.00
90.01 – 95.00............	2.78
95.01 – 100.00..........	0.21
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 73.95%.

Geographic Distribution of the Mortgaged Properties for the Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
Alabama	0.05%
Alaska	0.03
Arizona	4.21
Arkansas	0.04
California	14.28
Colorado	1.78
Connecticut	0.43
Delaware	0.76
District of Columbia	1.31
Florida	10.03
Georgia	1.34
Idaho	0.45
Illinois	10.77
Indiana	1.11
Iowa	0.26
Kansas	0.43
Kentucky	0.48
Louisiana	0.98
Maine	0.30
Maryland	4.40
Massachusetts	2.12
Michigan	2.02
Minnesota	0.23
Mississippi	0.08
Missouri	0.95
Montana	0.53
Nebraska	0.05
Nevada	2.90
New Hampshire	1.39
New Jersey	2.43
New Mexico	0.30
New York	6.72
North Carolina	3.13
Ohio	1.95
Oklahoma	0.17
Oregon	3.89
Pennsylvania	2.85
Rhode Island	0.89
South Carolina	1.64
South Dakota	0.16
Tennessee	1.30
Texas	4.38
Utah	1.05
Vermont	0.22
Virginia	3.24
Washington	1.55
West Virginia	0.08
Wisconsin	0.11
Wyoming	0.15
Total:	**100.00%**

Mortgagors' FICO Credit Scores for the Mortgage Loans (1)

Range of *FICO Credit Scores*	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
0 – 0	0.31%
550 – 574	0.22
575 – 599	1.36
600 – 619	3.70
620 – 639	11.43
640 – 659	13.46
660 – 679	14.18
680 – 699	14.77
700 – 719	11.25
720 – 739	7.82
740 – 759	8.57
760 – 779	7.40
780 – 799	3.54
800 – 819	1.97
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 692.

Types of Mortgaged Properties for the Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
Two-to Four-Family Residence	13.28%
Co-op	0.01
Condominium	4.19
PUD	18.50
Single Family Residence	64.01
Total:	100.00%

Occupancy Types for the Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
Investment	24.85%
Primary	72.54
Second Home	2.61
Total:	**100.00%**

Loan Purpose of the Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
Refinance (Cash Out)	43.81%
Purchase	44.09
Refinance (Rate/Term)	12.11
Total:	**100.00%**

Documentation Programs of the Mortgage Loans

Documentation Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
Income & Employment Verified / Assets Verified	18.05%
Income & Employment Verified/Assets Not Verified	0.75
No Employment or Income Verification / Assets Not Verified	34.21
No Employment or Income Verification / Assets Verified	6.12
Verbal Verification of Employment / Assets Not Verified	8.55
Verbal Verification of Employment / Assets Verified	32.31
Total:	**100.00%**

Original Term to Maturity for the Mortgage Loans (1)

Original Term to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
180	6.52%
360	93.48
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 348 months.

Remaining Terms to Stated Maturity for the Mortgage Loans (1)

Range of Remaining Terms to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
120 – 179	4.23%
180 – 239	2.30
300 – 359	57.65
360	35.83
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 347 months.

Prepayment Penalties of the Mortgage Loans

Prepayment Penalty	Percent of Aggregate Principal Balance Outstanding of the Group I VIII Mortgage Loans
None	91.15%
1 Year Prepay	0.41
2 Year Prepay	0.11
3 Year Prepay	5.65
5 Year Prepay	2.68
Total:	**100.00%**

Loan Programs of the Mortgage Loans

Type of Program	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
FIXED	74.12%
FIXEDIO	25.88
Total:	**100.00%**

Interest Only Terms of the Mortgage Loans

Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group VIII Mortgage Loans
No IO Term	74.12%
5 Years	25.88
Total:	**100.00%**

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294


American Home Mortgage

$168,980,000 (Approximate)

American Home Mortgage Investment Trust 2005-1 Mortgage Backed Notes, Series 2005-1, Group IX

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
HELOC Servicer

GMAC Mortgage Corporation
HELOC Back-up Servicer

Financial Guaranty Insurance Company
Credit Enhancer

All Statistical Information based upon Information as of March 1, 2005.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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Preliminary Term Sheet ***Prepared: March 17, 2005***

$168,980,000 (Approximate)

American Home Mortgage Investment Trust 2005-1
Financial Guaranty Insurance Company
(CREDIT ENHANCER)

Class	Note Balance	Type	Estimated WAL	Principal Window	Expected Final Maturity	Stated Final Maturity	Expected Ratings
IX-A	$168,980,000*(1)*	FLTR*(3)(4)*	*1.49(2)*	*1-46(2)*	*January 25, 2009(2)*	June 25, 2030	AAA/Aaa *(5)*

(1) *Subject to a plus or minus 10% variance*
(2) *The Prepayment Assumption is 50% CPR and 10% Draw Rate.*
(3) *The margin on the Class IX-A Notes will increase to two times the original margin for each interest accrual period beginning after the Payment Date (as defined herein) following the first Payment Date on which the Optional Termination (as defined herein) can be exercised.*
(4) *The Note Rate for the Class IX-A Notes will be a floating rate equal to the lesser of (x) 1-Month LIBOR plus [x.xx]% and (y) the Available Funds Rate.*
(5) *The ratings assigned address the likelihood of the receipt by the holders of the notes of distributions on the mortgage loans, excluding any basis risk shortfall carryforward amounts.*

No cash from Groups I-VIII Notes will be available to pay the Group IX Notes and no cash from Group IX Notes will be available to pay the Group I-VIII Notes

Weighted Average Life and Maturity
Sensitivity of the Notes to Payments and Draws
Class IX-A
(Assumes 10% Optional Termination)

CPR%	40%			45%			50%			55%			60%		
Draw %	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.70	1-53	8/25/2009	1.45	1-45	12/25/2008	1.26	1-39	6/25/2008	1.06	1-30	9/25/2007	0.95	1-27	6/25/2007
5%	1.89	1-59	2/25/2010	1.59	1-49	4/25/2009	1.36	1-42	9/25/2008	1.17	1-36	3/25/2008	0.99	1-28	7/25/2007
10%	2.12	1-65	8/25/2010	1.77	1-55	10/25/2009	**1.49**	**1-46**	**1/25/2009**	1.26	1-39	6/25/2008	1.06	1-30	9/25/2007
15%	2.42	1-71	2/25/2011	2.00	1-62	5/25/2010	1.65	1-51	6/25/2009	1.38	1-43	10/25/2008	1.17	1-36	3/25/2008
20%	2.77	1-75	6/25/2011	2.27	1-67	10/25/2010	1.87	1-58	1/25/2010	1.54	1-48	3/25/2009	1.28	1-40	7/25/2008

Weighted Average Life and Maturity
Sensitivity of the Notes to Payments and Draws
Class IX-A
(Assumes No Optional Termination)

CPR%	40%			45%			50%			55%			60%		
Draw %	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.84	1-111	6/25/2014	1.58	1-95	2/25/2013	1.37	1-82	1/25/2012	1.19	1-71	2/25/2011	1.04	1-62	5/25/2010
5%	2.03	1-105	12/25/2013	1.72	1-95	2/25/2013	1.48	1-84	3/25/2012	1.27	1-75	6/25/2011	1.11	1-66	9/25/2010
10%	2.24	1-100	7/25/2013	1.89	1-93	12/25/2012	**1.61**	**1-86**	**5/25/2012**	1.38	1-78	9/25/2011	1.18	1-69	12/25/2010
15%	2.51	1-97	4/25/2013	2.10	1-91	10/25/2012	1.77	1-86	5/25/2012	1.5	1-79	10/25/2011	1.27	1-72	3/25/2011
20%	2.84	1-93	12/25/2012	2.36	1-89	8/25/2012	1.97	1-85	4/25/2012	1.65	1-80	11/25/2011	1.39	1-74	5/25/2011

The Trust will issue one class of AAA/Aaa rated notes (the" HELOC Notes" for the purposes of this term sheet, the "Class IX-A Notes" or the "Notes") secured principally by home equity lines of credit (the "HELOCs" or the "Group IX Mortgage Loans"). In addition to the HELOCs conveyed to the trust on the Closing Date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the HELOCs.

Depositor: American Home Mortgage Securities, LLC.

Seller: American Home Mortgage Acceptance, Inc.

HELOC Servicer: American Home Mortgage Servicing, Inc. (servicing operations are expected to move from Maryland to Texas by July 31, 2005).

HELOC Back-up Servicer: GMAC Mortgage Corporation.

Credit Enhancer: Financial Guaranty Insurance Company ("FGIC")

Lead Manager: Bear, Stearns & Co. Inc.

Co-Managers: Lehman Brothers, Inc., Citigroup Global Markets Inc., UBS Investment Bank.

Indenture Trustee: Deutsche Bank National Trust Company.

Securities Administrator: Wells Fargo Bank, N.A.

Rating Agencies: Standard & Poor's and Moody's Investors Service.

Owner Trustee: Wilmington Trust Company.

Cut-Off Date: March 1, 2005

Expected Pricing Date: March 17, 2005

Expected Settlement Date: March 23, 2005.

Payment Date: 25th of each month, or next succeeding Business Day, commencing April 2005.

Class IX-A Note Interest Rate: The Note Rate for the Class IX-A Notes will be a floating rate equal to the lesser of (x) 1-Month LIBOR plus [x.xx]% and (y) the Available Funds Rate.

Due Period: With respect to any Payment Date (except the first Payment Date), it is the one-month period beginning on the 11th day of the calendar month immediately preceding the month in which such Payment Date occurs and ending on the 10th day of the month in which such Payment Date occurs. The first Due Period will be from March 1, 2005 through April 10, 2005.

Determination Date: With respect to any Payment Date, the 15th day of the related month or, if such day is not a business day, the immediately preceding business day.

Credit Enhancement: The Class IX-A Notes have the following forms of credit enhancement:

(i) Excess Spread;

(ii) Overcollateralization (approximately 0.60% initial and 4.50% target); and

(iii) The Credit Enhancer will unconditionally guarantee timely payments of interest on the Class IX-A- Notes. The Credit Enhancer will guarantee payment of principal as described herein.

Optional Termination: The holder of the Trust Certificates may exercise its right to purchase the HELOCs on any Payment Date on or after the Payment Date on which the principal balance of the Notes declines to 10% or less of the principal balance of the Notes as of the Closing Date.

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes and that the Issuer will not be treated as a taxable mortgage pool.

Registration: The Class IX-A Notes will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.

Interest Accrual Period: The interest accrual period with respect to the Class IX-A Notes for a given Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 basis).

ERISA Eligibility: The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Offered Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Notes.

SMMEA Treatment: The Class IX-A Notes ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Denomination: Minimum $25,000; increments of $1,000.

Prepayment Assumption: 50% CPR, 10% Draw Rate on the mortgage loans.

Servicing Advances: All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the HELOC Servicer or HELOC Back-up Servicer of its servicing obligations, including, but not limited to, the cost of (i) the preservation, restoration and protection of the mortgaged property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and (iv) compliance with various other obligations as specified in the HELOC Servicing Agreement or HELOC Back-Up Servicing Agreement.

Interest Advances The HELOC Servicer shall have the ability, in its sole discretion, to make cash advances with respect to delinquent payments of scheduled interest on the HELOCs, in general, to the extent that the HELOC Servicer reasonably believes that such cash advances can be repaid from future payments on the HELOCs. These cash advances are only intended to maintain a regular flow of scheduled interest payments on the Notes and are not intended to guarantee or insure against losses. The HELOC Servicer will not advance delinquent payments of principal.

Pre-funding:

On the Closing Date, cash of approximately $[34,592,584] will be deposited into the Group IX Pre-Funding Account but in no case more than 25% of the related total mortgage loan group, and thereafter used to purchase additional related HELOCs during the period ending no later than April 30, 2005 (the "Pre-Funding Period"). HELOCs sold to the trust after the Closing Date will conform to subsequent loan criteria. Amounts on deposit in the Group IX Pre-Funding Account will be invested in permitted investments as specified in the Indenture. Any balance remaining in the Group IX Pre-Funding Account at the end of the Pre-Funding Period will be distributed as principal to the Class IX-A Notes on the following Payment Date.

Interest Coverage Account:

On the Closing Date cash of approximately $[280,000] will be deposited into the Group IX Capitalized Interest Account. Monies in the Group IX Interest Coverage Account will be available to supplement interest collections in respect of the HELOCs. The amount is based upon the following:

1. Interest based on the net coupon of the HELOC loans for which the first payment date occurs after the first Due Period.

2. 60 days of interest based on the net coupon of the HELOC loans on the Pre-Funded Amount

Interest Distributions:

On each Payment Date, the Floating Allocation Percentage of Interest Collections (reduced by the servicing fee and any unreimbursed nonrecoverable servicing and interest advances previously made) will be distributed in the following priority:

(1.) to the Credit Enhancer to pay the Credit Enhancer Premium;

(2.) to pay accrued and any overdue interest on the Class IX-A Notes accrued at a rate that is not higher than the Available Funds Rate on the Class IX-A Notes;

(3.) to the Class IX-A noteholders, to cover any current or previous Investor Charge-Off Amounts not already reimbursed;

(4.) to the Credit Enhancer, as reimbursement for prior draws made under the Policy;

(5.) to the Class IX-A noteholders, as payment of principal, the amount necessary to build the Overcollateralization as specified by the Indenture;

(6.) to the Credit Enhancer, any other amounts owed to the Credit Enhancer pursuant to the Insurance Agreement;

(7.) to pay Basis Risk Shortfall Carryforward Amount;

(8.) to the Indenture Trustee for certain capped expenses; and

(9.) any remaining amounts, to the owner of the seller's interest.

Interest Collections:	For each payment date, scheduled interest due during the related Due Period on the HELOCs and allocated to interest in accordance with the terms of the related credit line agreements together with the interest portion of any purchase price and substitution adjustment amount paid during the related Due Period and any net recoveries on HELOCs that were previously charged-off HELOCs less foreclosure profits.
Investor Principal Distribution Amount:	On each Payment Date, Principal Collections will be distributed in the following priority: For any Due Period during the Managed Amortization Period, holders of the Class IX-A Notes will receive aggregate principal collections on the HELOCs allocable to such period less aggregated draws on the HELOCs allocable to such period. For any Due Period during the Rapid Amortization Period, holders of the Class IX-A Notes will receive all principal collections on the HELOCs until the Class IX-A Notes are paid in full. In each case such amount will be reduced by the Overcollateralization Reduction Amount.
Principal Collections:	Amounts collected during the related Due Period on the HELOCs and allocated to principal in accordance with the terms of the related credit line agreement together with principal portion of any purchase price or any substitution adjustment amounts paid during the preceding Due Period and any Group IX pre-funded amount to be distributed to the Class IX-A Noteholders pursuant to the Indenture.
Managed Amortization Period:	The period from the Cut-off Date to the earlier of (a) the Payment Date in March 2010 and (b) the occurrence of a Rapid Amortization Event.
Rapid Amortization Period:	Begins on the earlier to occur of the Payment Date in April 2010 or the occurrence of a Rapid Amortization Event.

Guaranteed Principal Distribution Amount:	With respect to any Payment Date other than the Payment Date in June 2030, FGIC will guarantee a payment equal to the amount, if any, by which (a) the Class IX-A Note principal balance (after giving effect to all payments of principal on the Class IX-A Notes on such Payment Date, but without giving effect to payments under the FGIC policy to be made on such Payment Date) exceeds (b) the Invested Amount as of the end of the related Due Period. With respect to the Payment Date in June 2030, FGIC will guarantee a payment equal to the outstanding Class IX-A Note principal balance.
Invested Amount:	With respect to any Payment Date, the Invested Amount on the Closing Date reduced by (i) the aggregate amount of Investor Principal Distribution Amounts (before taking into account O/C Reduction Amounts) as of the end of the previous Due Period and on the related Payment Date and (ii) the aggregate Investor Charge-Off Amount since the Cut-Off Date, including the Investor Charge-Off Amount for such Payment Date. The Invested Amount on the Closing Date will be approximately $170,000,000.
Transferor Interest:	This amount represents a pari passu interest in the assets of the Trust equal to the cumulative amounts of draws on the HELOCs since the beginning of the Rapid Amortization Period. The Transferor Interest is calculated as the outstanding pool balance at the end of the previous Due Period minus the Invested Amount.
Floating Allocation Percentage:	With respect to any Payment Date, the percentage equivalent to a fraction with the numerator equal to the Invested Amount at the end of the previous Due Period and the denominator equal to the Pool Balance as of the end of the previous Due Period (in the case of the first Payment Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.
Available Funds Rate:	The Available Funds Rate for any Payment Date is equal to the weighted average of the mortgage loan rates, minus (i) servicing fee rate and (ii) the per annum premium on the Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Due Period.
Basis Risk Shortfall Carry-Forward Amount:	With respect to the Class IX-A Notes and any Payment Date, an amount equal to the aggregate amount of Basis Risk Shortfall for such Notes on such Payment Date, plus any unpaid Basis Risk Shortfall for such Notes from prior Payment Dates, plus interest thereon at the Note Interest Rate for such Payment Date for the related Accrual Period, to the extent previously unreimbursed by the Net Monthly Excess Cashflow.
Group IX Excess Interest:	The Interest Collections on the HELOCs that are allocated to the Notes in excess of the amount of interest due and payable on the Class IX-A Notes.
Overcollateralization ("OC"):	A portion of Group IX Excess Interest will be applied as payments of principal of the Class IX-A Notes to the extent required to reach the OC Target. This will result in an acceleration of principal payments on the Class IX-A Notes relative to the amortization of the HELOCs, thereby creating OC for the Class IX-A Notes. Once the required level of OC is reached, the application of the Group IX Excess Interest will cease, until it is again needed to maintain the required level of OC.

Overcollateralization Reduction Amount:	With respect to Loan Group IX and any Payment Date, the lesser of (x) the related Excess Overcollateralization Amount for such Payment Date and (y) the Investor Principal Distribution Amount for such Payment Date (before taking into account the related Overcollateralization Reduction Amount).
Excess Overcollateralization Amount :	*For any payment date, the amount by which the related Overcollateralized Amount, assuming the full Investor Principal Distribution Amount was paid on the Class IX-A Notes for such payment date, exceeds the related Overcollateralization Target Amount; provided, however, that following the occurrence of a Rapid Amortization Event the Excess Overcollateralization Amount shall be zero.*
Initial OC:	0.60% of the initial HELOC balance.
OC Target:	4.50% of the initial HELOC balance.
OC Floor	0.90% of the initial HELOC balance, plus the pre-funded amount.
OC Release:	Beginning with the Payment Date in October 2007, (the 31st Payment Date or the "Step Down Date"), the OC amount is allowed to step down to 9.00% of the current Invested Amount, subject to certain step down tests; provided that in no event will the OC be less than the OC Floor.
Investor Charge-Off Amount:	For a given Payment Date, the amount of charge-offs incurred during the related Due Period multiplied by the Floating Allocation Percentage.

Removal of Accounts:

Upon notice to the Credit Enhancer and subject to the conditions of the Indenture and HELOC Servicing Agreement, on any Payment Date, the mortgage loan transferor may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. The mortgage loan transferor will randomly select the HELOCs to be removed. HELOCs to the removed will only be removed upon satisfaction of conditions specified in the Indenture and HELOC Servicing Agreement, including

- the mortgagor loan transferor representing and warranting that no selection criteria which are adverse to the interests of the noteholders or the Credit Enhancer were used in selection the HELOCs to be removed; and
- No Rapid Amortization Event has occurred or will occur as a result of the removal.

Upon any such removal, the transferor interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing the principal collections available to the Class IX-A Notes, thereby extending the expected maturity of the Class IX-A Notes.

Rapid Amortization Event:

A Rapid Amortization Event will be deemed to have occurred if any of the following occurs:

- Investor Interest Collections or Principal Collections for any Payment Date are not enough to make any payment of principal or interest in each case that is due on the Class IX-A Notes, and such failure continues for a period of five Business Days;

- A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer;
- The Trust becomes subject to the Investment Company Act of 1940; or
- Failure on the part of the Trust, the Depositor, the Seller or the HELOC Servicer or HELOC Back-Up Servicer to perform any of its other material obligations under the HELOC Servicing Agreement, HELOC Back-Up Servicing Agreement, and the Trust Agreement of the Indenture.
- A draw on the Policy is unreimbursed for 90 days; or
- The occurrence of a Servicer Termination Event.

Preliminary Summary of Terms
Subsequent Mortgage Loan Criteria - HELOCs

The option of the seller to sell additional HELOCs to the underlying trust is subject to the following requirements in addition to other requirements set forth in the Indenture and HELOC Servicing Agreement:

- the additional HELOCs may not be 30 or more days delinquent as of the date they are transferred to the underlying trust;
- the remaining term to stated maturity of each additional HELOC will not exceed 300 months;
- the additional HELOCs will be secured by a mortgage in a first or second lien position;
- the additional HELOCs will have a fully-indexed margin between -0.000% and 7.000%;
- each additional HELOC will have a credit limit < $550,000;
- each additional HELOC will have a combined loan-to-value ratio less than equal to 101%;
- each additional HELOC will have a Utilization less than or equal to 101%;
- each additional HELOC will have a credit score greater than or equal to 600; and
- no additional HELOC will provide for negative amortization;
- Each additional HELOC will be underwritten substantially in accordance with the criteria set forth under "Description of the Mortgage Loans-Underwriting Standards" in the prospectus supplement;

Such pool of additional HELOCs subsequently transferred will have the following characteristics:

- a weighted average fully-indexed margin of at least [1.51]%;
- a weighted average combined loan-to-value ratio of no more than [92]%;
- a weighted average credit score of [723] or greater;
- at least [60]% of the HELOCs in the pool will be secured by a single family residence;
- at least [95]% of the HELOC in the pool will be secured by an owner-occupied property;
- no more than [28]% of the pool will have a loan purpose of cash-out refinance;
- Cash-out refinance loans will have a maximum weighted average CLTV of [85]%;
- no more than [7]% of the pool will have a FICO score less than [660];
- no less than [70]% of the pool will have "full documentation";
- no more than [29]% of the pool will be in the state of California; and
- no more than [10]% of the pool will be in any one state other than California.

Initial Mortgage Loans
As of the Cut-off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE:**	Approx $170,000,000		
TOTAL CREDIT LIMIT:**	Approx $180,586,526		
NUMBER OF LOANS:**	Approx 2,838		
CREDIT UTILIZATION:**	Approx 94.14%		
AVG CURRENT BALANCE:	$59,906.04	$28.28	$1,510,556
AVG CREDIT LIMIT:	$63,636.61	$10,000	$1,512,850
WAVG LOAN RATE:	5.223%	3.000%	11.000%
WAVG FULL INDEX LOAN RATE:	7.007%	3.000%	12.500%
WAVG MARGIN	1.507%		
WAVG ORIGINAL CLTV:	92.32%	5.56%	105.00%
WAVG JR RATIO*:	20.44%	1.03%	75.76%
WAVG FICO SCORE:	723	603	816
WAVG DTI*:	32.343%	1.304%	90.155%
WAVG ORIGINAL TERM (in months):	300	240	300
WAVG REMAINING TERM (in months):	298	231	300
TOP STATE CONC (%):	California – 29.154%		
MAXIMUM ZIP CODE CONC (%):	33062 – 1.116%		
ORIGINATION DATE:		July 9, 2003	March 25, 2005
MATURITY DATE:		June 25, 2024	May 1, 2030

*Non-Zero Weighted Average
**Including initial mortgage loans as of cutoff date and prefunded loans

Collateral Summary

Credit Limit for the Mortgage Loans (1)

Range of Credit Limits for the Mortgage Loans ($)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0.00 – 100,000.00	67.17%
100,000.01 – 200,000.00	26.17
200,000.01 – 300,000.00	3.19
300,000.01 – 350,000.00	0.64
350,000.01 – 400,000.00	0.27
400,000.01 – 450,000.00	0.08
450,000.01 – 500,000.00	0.89
600,000.01 – 650,000.00	0.48
1,500,000.01 – 1,600,000.00	1.12
Total:	**100.00%**

(1)As of the Date of Origination, the average credit limit of the Mortgage Loans was approximately $63,637.

Current Principal Balances for the Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0.00 – 100,000.00	68.17%
100,000.01 – 200,000.00	25.54
200,000.01 – 300,000.00	3.19
300,000.01 – 350,000.00	0.49
350,000.01 – 400,000.00	0.27
450,000.01 – 500,000.00	0.74
600,000.01 – 650,000.00	0.48
1,500,000.01 – 1,600,000.00	1.12
Total:	**100.00%**

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $59,906.

Mortgage Rates for the Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
3.000 – 3.249....	0.01%
3.250 – 3.499.............	0.13
3.500 – 3.749.............	0.17
3.750 – 3.999.............	0.70
4.000 – 4.249.............	12.01
4.250 – 4.499.............	35.39
4.500 – 4.749.............	17.54
4.750 – 4.999.............	0.03
5.000 – 5.249.............	0.01
5.250 – 5.499.............	0.14
5.500 – 5.749.............	0.96
5.750 – 5.999.............	1.50
6.000 – 6.249.............	2.28
6.250 – 6.499.............	3.92
6.500 – 6.749.............	2.65
6.750 – 6.999.............	3.08
7.000 – 7.249.............	3.23
7.250 – 7.499.............	4.44
7.500 – 7.749.............	3.63
7.750 – 7.999.............	3.98
8.000 – 8.249.............	1.44
8.250 – 8.499.............	0.73
8.500 – 8.749.............	0.82
8.750 – 8.999.............	0.51
9.000 – 9.249.............	0.44
9.250 – 9.499	0.13
9.500 – 9.749	0.10
9.750 – 9.999	0.03
11.000 – 11.249..........	0.01
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 5.223%.

Geographic Distribution of the Mortgaged Properties for the Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Arizona............	6.04%
California..........	29.15
Colorado...........	4.05
Connecticut.......	0.73
Delaware	0.38
District of Columbia	1.14
Florida	4.78
Georgia.............	2.00
Idaho.................	0.55
Illinois	6.00
Indiana..............	0.10
Iowa..................	0.36
Kansas	0.19
Kentucky	0.63
Louisiana..........	0.06
Maine................	0.31
Maryland	6.43
Massachusetts....	2.39
Michigan	1.92
Minnesota.........	0.35
Mississippi........	0.03
Missouri............	0.54
Montana............	0.21
Nebraska...........	0.04
Nevada..............	4.46
New Hampshire.	0.45
New Jersey	2.38
New York..........	4.03
North Carolina...	2.49
Ohio..................	1.30
Oklahoma..........	0.27
Oregon..............	1.87
Pennsylvania......	1.62
Rhode Island......	0.08
South Carolina...	1.69
South Dakota.....	0.02
Tennessee..........	0.81
Utah..................	1.17
Virginia	6.37
Washington........	2.23
West Virginia	0.03
Wisconsin..........	0.23
Wyoming...........	0.11
Total:	**100.00%**

Mortgagors' FICO Credit Scores for the Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Not Available....	1.30%
600 – 619	0.05
620 – 639	1.69
640 – 659	3.80
660 – 679	9.72
680 – 699	13.98
700 – 719	17.54
720 – 739	16.07
740 – 759	14.19
760 – 779	11.58
780 – 799	7.88
800 – 819	2.20
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 723.

Types of Mortgaged Properties for the Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Two-to Four-Family Residence	0.99%
Condominium ...	11.11
PUD	27.82
Single Family Residence	60.08
Total:	**100.00%**

Occupancy Types for the Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Investment.........	0.23%
Primary	98.78
Second Home....	0.99
Total:	**100.00%**

Loan Purpose of the Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Refinance (Cash Out)	28.42%
Purchase...........	69.18
Refinance (Rate/Term)	2.40
Total:	**100.00%**

Documentation Programs of the Mortgage Loans

Documentations Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Income & Employment Verified / Assets Verified	69.93%
Income & Employment Verified/Assets Not Verified	0.01
Verbal Verification of Employment / Assets Not Verified	0.07
Verbal Verification of Employment / Assets Verified	29.98
Total:	**100.00%**

Original Term to Maturity for the Mortgage Loans (1)

Original Term to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
240...................	0.73%
300...................	99.27
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 300 months.

Remaining Terms to Stated Maturity for the Mortgage Loans (1)

Range of Remaining Terms to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
180 – 239	0.43%
240 – 299	58.78
300 – 300	40.79
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 298 months.

Index for the Mortgage Loans

Index	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
HELOC............	100.00%
Total:	**100.00%**

Months to Roll for the Mortgage Loans (1)

Range of Months to Roll	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0 – 3	99.29%
4 – 6	0.71
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average months to roll of the Mortgage Loans was approximately 1 month.

Maximum Mortgage Rates of the Mortgage Loans (1)

Range of Maximum Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
18.000	99.79%
22.000	0.19
22.250	0.02
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 18.009%.

Initial Periodic Rate Cap of the Mortgage Loans (1)

Initial Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0.000	100.00%
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average Initial Periodic Rate Cap of the Mortgage Loans was approximately 0.000%.

Subsequent Periodic Rate Cap of the Mortgage Loans (1)

Subsequent Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0.000	100.00%
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average subsequent Periodic Rate Cap of the Mortgage Loans was approximately 0.000%.

Gross Margins of the Mortgage Loans (1)

Range of Gross Margins (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
Less than 0.000	0.47%
0.000 – 1.500	54.09
1.501 – 1.750	13.41
1.751 – 2.000	9.61
2.001 – 2.250	6.85
2.251 – 2.500	3.47
2.501 – 2.750	5.02
2.751 – 3.000	1.93
3.001 – 3.250	2.26
3.251 – 3.500	0.97
3.501 – 3.750	0.39
3.751 – 4.000	0.70
4.001 – 4.250	0.29
4.251 – 4.500	0.07
4.501 – 4.750	0.04
4.751 – 5.000	0.10
5.001+	0.35
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 1.507%.

Lien Position of the Mortgage Loans

Type of Lien	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
First Lien.............	0.55%
Second Lien	99.45
Total:	**100.00%**

Utilization Rates for the Mortgage Loans

Utilization Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0.001 – 10.000.....	0.12%
10.001 – 20.000....	0.16
20.001 – 30.000....	0.25
30.001 – 40.000....	0.47
40.001 – 50.000....	0.28
50.001 – 60.000....	0.57
60.001 – 70.000....	0.53
70.001 – 80.000....	0.51
80.001 – 90.000....	0.6
90.001 – 100.000..	96.47
100.001 +	0.04
Total:	**100.00%**

Draw Period of the Mortgage Loans

Draw Period	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
120 Months	100.00%
Total:	**100.00%**

Remaining Draw Period of the Mortgage Loans

Remaining Draw Period Months (in months)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
96 – 100	0.05%
101 – 105	0.42
106 – 110	0.11
111 – 115	1.74
116 – 120	97.68
Total:	**100.00%**

Note Date of the Mortgage Loans

Note Date	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
2003	0.13%
2004	25.52
2005	74.36
Total:	**100.00%**

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294



American Home Mortgage

$168,980,000 (Approximate)

American Home Mortgage Investment Trust 2005-1 Mortgage Backed Notes, Series 2005-1, Group IX

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
HELOC Servicer

GMAC Mortgage Corporation
HELOC Back-up Servicer

Financial Guaranty Insurance Company
Credit Enhancer

All Statistical Information based upon Information as of March 1, 2005.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

Supplemental Information ***Prepared: March 18, 2005***

Original Combined Loan-to-Value Ratios for Mortgage Loans (1)

Range of Original Combined Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group IX Mortgage Loans
0.00 – 30.00	0.49%
30.01 – 40.00	0.15
40.01 – 50.00	0.80
50.01 – 55.00	0.57
55.01 – 60.00	0.98
60.01 – 65.00	0.19
65.01 – 70.00	2.22
70.01 – 75.00	1.38
75.01 – 80.00	4.37
80.01 – 85.00	3.81
85.01 – 90.00	24.77
90.01 – 95.00	13.42
95.01 – 100.00	46.68
100.01+	0.17
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average Original Combined Loan-to-Value Ratio of the Mortgage Loans was approximately 92.32%.